UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Paramount Energy Trust.

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Alberta

(Jurisdiction of Subject Company’s Incorporation or Organization)

Paramount Energy Trust

(Name of Person(s) Furnishing Form)

6.25% Convertible Unsecured Subordinated Debentures Due 2010

6.25% Convertible Unsecured Subordinated Debentures Due 2011

(Title of Class of Subject Securities)

699219AC5 (2010 Debentures)

699219AD3 (US CUSIP for 2010 Debentures)

699219AE1 (2011 Debentures)

(CUSIP Number of Class of Securities (if applicable))

DL Services Inc.

1420 Fifth Avenue

Suite 3400

Seattle, Washington 98101

Telephone: (206) 903-5448

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

October 20, 2009

(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

•	Letter to Debentureholders

•	Notice of Meeting and Management Information Circular, dated October 15, 2009 (the “Circular”)

•	Written Consent and Form of Proxy

Item 2.	Informational Legends

See page 2 of the Circular.

LETTER TO DEBENTUREHOLDERS

and

NOTICE OF SERIAL MEETING OF HOLDERS OF

6.25% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES DUE 2010

and

6.25% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES DUE 2011

to be held November 13, 2009

and

MANAGEMENT INFORMATION CIRCULAR

These materials are important and require your immediate attention. They require Debentureholders to make important decisions. If you are in doubt as to what decision to make, please contact your financial, legal, income tax or other professional advisors. If you have any questions or require more information, please contact Kingsdale Shareholder Services Inc., Computershare Trust Company of Canada or National Bank Financial Inc. using the information provided on the back cover.

THE BOARD OF DIRECTORS OF PARAMOUNT ENERGY OPERATING CORP., THE ADMINISTRATOR OF PARAMOUNT ENERGY TRUST, UNANIMOUSLY RECOMMEND THAT DEBENTUREHOLDERS CONSENT TO/VOTE FOR THE DEBENTURE AMENDMENTS AS SET OUT IN THE MANAGEMENT INFORMATION CIRCULAR.

TO CONSENT TO OR VOTE FOR THE DEBENTURE AMENDMENTS PLEASE MARK THE “CONSENTS TO/VOTE FOR” BOX ON THE ACCOMPANYING WRITTEN CONSENT AND FORM OF PROXY AND SIGN AND DEPOSIT SUCH DOCUMENT IN ACCORDANCE WITH THE INSTRUCTIONS SET OUT THEREIN AS SOON AS PRACTICABLE AND IN ANY EVENT BY NOVEMBER 11, 2009.

IF THE ACCOMPANYING WRITTEN CONSENT AND FORM OF PROXY IS COMPLETED BY HOLDERS OF AT LEAST 66 2/3 % OF THE PRINCIPAL AMOUNT OF EACH SERIES OF DEBENTURES PRIOR TO THE DEBENTUREHOLDER MEETING, THE DEBENTURE AMENDMENTS WILL BE APPROVED AND PARAMOUNT ENERGY TRUST WILL CANCEL THE DEBENTUREHOLDER MEETING.

October 15, 2009

APPENDICES

A – DEBENTUREHOLDER RESOLUTION

B – FORM OF SUPPLEMENTAL TRUST INDENTURE

C – FAIRNESS OPINION OF NATIONAL BANK FINANCIAL INC.

ENCLOSURES

Written Consent and Form of Proxy

Return Envelope

LETTER TO DEBENTUREHOLDERS

October 15, 2009

TO:	The holders of 6.25% convertible unsecured subordinated debentures due June 30, 2010
AND TO:	The holders of 6.25% convertible unsecured subordinated debentures due April 30, 2011

The Debenture Amendments

You, as holders (“Debentureholders”) of the 6.25% convertible unsecured subordinated debentures due June 30, 2010 (the “2010 Debentures”) and the 6.25% convertible unsecured subordinated debentures due April 30, 2011 (the “2011 Debentures” and, together with the 2010 Debentures, the “Debentures”) of Paramount Energy Trust (the “Trust”), are each being asked to consider certain amendments (the “Debenture Amendments”) to the Debentures (as amended as proposed, the “Amended Debentures”), which, if approved by the Debentureholders, will result in:

(a)	extending the maturity date for the Debentures to October 31, 2016;

(b)	increasing the annual coupon for the Debentures by 0.50% from 6.25% to 6.75%;

(c)	reducing the conversion price for the Debentures as follows:

(i)	in the case of the 2010 Debentures from $19.35 to $8.40 for each trust unit of the Trust (“Trust Unit”), being a conversion rate of 119.0476 per $1,000 principal amount of Amended Debentures rather than 51.6796 Trust Units per $1,000 principal amount of 2010 Debentures; and

(ii)	in the case of the 2011 Debentures from $23.80 to $8.40 for each Trust Unit, being a conversion rate of 119.0476 per $1,000 principal amount of Amended Debentures rather than 42.0168 Trust Units per $1,000 principal amount of 2011 Debentures; and

(d)	the Trust not being able to redeem the Amended Debentures prior to October 31, 2013. From October 31, 2013 up to October 31, 2014, the Amended Debentures will be redeemable in whole or in part at the option of the Trust, on not more than 60 days and not less than 40 days prior notice, at $1,050 per Amended Debenture, plus accrued and unpaid interest. From October 31, 2014 up to October 31, 2015, the Amended Debentures will be redeemable in whole or in part at the option of the Trust, on not more than 60 days and not less than 40 days prior notice, at $1,025 per Amended Debenture, plus accrued and unpaid interest. From and after October 31, 2015 and prior to maturity, the Amended Debentures will be redeemable in whole or in part at the option of the Trust, on not more than 60 days and not less than 40 days prior notice, at $1,000 per Amended Debenture, plus accrued and unpaid interest.

Other than the foregoing amendments, the terms of the Debentures will remain unchanged.

To Consent to or Vote for the Debenture Amendments

To consent to or vote for the Debenture Amendments please mark the “CONSENTS TO/VOTES FOR” box on the accompanying Written Consent and Form of Proxy and sign and deposit such document in accordance with the instructions set out therein as soon as practicable and in any event by November 11, 2009.

Approval of the Debenture Amendments

For the Debenture Amendments to be approved either:

(a)

holders of at least 66 2/3% of the principal amount of each of the 2010 Debentures and the 2011 Debentures mark the “CONSENTS TO/VOTES FOR” box on the accompanying Written Consent and Form of Proxy and sign and deposit such document in accordance with the instructions set out therein; or

(b)

holders of at least 66 2/3% of the principal amount of each of the 2010 Debentures and the 2011 Debentures (each voting separately as a series), in each case, present or represented by proxy vote for the Debenture Amendments at the serial meeting (the “Debentureholder Meeting”) of the Debentureholders which is scheduled to be held in the Frank L. Burnet Boardroom at the offices of Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta on November 13, 2009 at 10:00 a.m. (Calgary time).

If the accompanying Written Consent and Form of Proxy is completed by holders of at least 66 2/3% of the principal amount of each of the 2010 Debentures and the 2011 Debentures prior to the Debentureholder Meeting, the Debenture Amendments will be approved and the Trust will cancel the Debentureholder Meeting.

If the Debenture Amendments are not approved by the holders of each of the 2010 Debentures and the 2011 Debentures, the Board of Directors (the “Board”) of Paramount Energy Operating Corp. may determine not to adopt the Debenture Amendments.

Interest Payments

If the Debenture Amendments are approved by the Debentureholders, the Amended Debentures will bear interest at 6.75% per annum, payable in semi-annual payments on October 31 and April 30 in each year.

If the Debenture Amendments are approved by the Debentureholders, the Trust anticipates that the effective date of the Debenture Amendments will be on the date the Trust enters into the Supplemental Trust Indenture substantially in the form attached as Appendix “B” to the accompanying Management Information Circular which provides for the Debenture Amendments (the “Effective Date”). Holders of each of the 2010 Debentures and 2011 Debentures will be entitled to a final interest payment on the Effective Date (in the case of the 2010 Debentures representing interest payable from June 30, 2009 to, but excluding, the Effective Date and in the case of the 2011 Debentures representing interest payable from October 31, 2009 to, but excluding, the Effective Date, in each case at an annual interest rate of 6.25%). Holders of the Amended Debentures will be entitled to a first interest payment on April 30, 2010 (representing interest payable from the Effective Date to, but excluding, April 30, 2010) at an annual interest rate of 6.75%.

Listing

The Toronto Stock Exchange (the “TSX”) has conditionally approved the listing of the Amended Debentures and the Trust Units issuable upon conversion of the Amended Debentures, subject to the Trust fulfilling all of the listing requirements of the TSX. The Amended Debentures will trade on the TSX under the symbol “PMT.DB.D”.

Benefits of the Debenture Amendments

The Board believes that the Debenture Amendments provide a number of benefits to enhance value to Debentureholders. For further particulars of such benefits see “Benefits of the Debenture Amendments and Recommendation of the Board” in the accompanying Management Information Circular.

Fairness Opinion and Recommendation of the Board

The Trust retained National Bank Financial Inc. (“NBF”), as financial advisor in connection with the Debenture Amendments. On October 13, 2009, NBF delivered to the Board a fairness opinion (the “Fairness Opinion”) pursuant to which NBF concluded that the Debenture Amendments, if adopted in their entirety, are fair, from a financial point of view, to (a) in the case of the Debenture Amendments applicable to the 2010 Debentures, the holders of the 2010 Debentures; and (b) in the case of the Debenture Amendments applicable to the 2011 Debentures, the holders of the 2011 Debentures.

The Board unanimously recommend that the Debentureholders consent to/vote for the Debenture Amendments.

Management Information Circular

The accompanying Management Information Circular provides a detailed description of the Debenture Amendments. Please give this material your careful consideration. If you require assistance, you should consult your financial, legal, income tax or other professional advisors.

BY ORDER OF THE BOARD OF DIRECTORS OF
PARAMOUNT ENERGY OPERATING CORP.
in its capacity as Administrator of
PARAMOUNT ENERGY TRUST
(signed) “Susan L. Riddell Rose” Susan L. Riddell Rose President & Chief Executive Officer Paramount Energy Operating Corp.

If you have any questions about the information contained in this document or require assistance in completing the Written Consent and Form of Proxy, please contact the Proxy Solicitation Agent:

North American Toll Free Phone:

1-888-518-1558

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361

Toronto, Ontario M5X 1E2

Banks and Brokerages: 416-867-2272

Email: contactus@kingsdaleshareholder.com

Toll Free Facsimile: 1-866-545-5580

Computershare Trust Company of Canada 100 University Avenue 11th Floor, South Tower Toronto, Ontario M5J 2Y1	National Bank Financial Inc. 130 King Street West Suite 3200, P.O. Box 21 Toronto, Ontario M5X 1J9

NOTICE OF SERIAL MEETING OF DEBENTUREHOLDERS

NOTICE IS HEREBY GIVEN that a serial debentureholder meeting (the “Debentureholder Meeting”) of the holders (“Debentureholders”) of the 6.25% convertible unsecured subordinated debentures due June 30, 2010 (the “2010 Debentures”) and the 6.25% convertible unsecured subordinated debentures due April 30, 2011 (the “2011 Debentures” and, together with the 2010 Debentures, the “Debentures”) of Paramount Energy Trust (the “Trust”) will be held in the Frank L. Burnet Boardroom at the offices of Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta on November 13, 2009 at 10:00 a.m. (Calgary time) for the following purposes:

1.	to consider and, if deemed appropriate, to adopt, with or without amendment, an extraordinary resolution (the “Debentureholder Resolution”) in the form attached as Appendix “A” to the management information circular (the “Circular”) accompanying this Notice of Serial Meeting of Debentureholders, approving certain amendments to the trust indenture dated August 10, 2004 among the Trust, Paramount Energy Operating Corp. (the “Administrator”) and Computershare Trust Company of Canada (the “Debenture Trustee”), the first supplemental trust indenture thereto dated April 26, 2005 and the second supplemental trust indenture dated April 6, 2006 governing the Debentures (collectively, the “Debenture Trust Indenture”) and the authorization of the Debenture Trustee to execute the supplemental trust indenture embodying such amendments, which supplemental trust indenture shall be substantially in the form attached as Appendix “B” to the Circular, all as more particularly described in the Circular; and

2.	to transact such further or other business as may properly come before the Debentureholder Meeting or any adjournment or adjournments thereof.

The accompanying Circular provides additional information relating to the matters to be dealt with at the Debentureholder Meeting and forms part of this Notice of Serial Meeting of Debentureholders.

The Debentureholder Resolution, if passed by the holders of the 2010 Debentures and the 2011 Debentures at the Debentureholder Meeting, or any adjournment thereof, in accordance with the provisions of the Debenture Trust Indenture, will be binding upon the Debentureholders, whether present or absent from the Debentureholder Meeting. Accordingly, it is important that your Debentures be represented and voted whether or not you plan to attend the Debentureholder Meeting in person. The Board of Directors of the Administrator has established the record date for the Debentureholder Meeting as the close of business on October 9, 2009 (the “Record Date”). Only Debentureholders of record at the close of business on the Record Date will be entitled to notice of the Debentureholder Meeting or any adjournment thereof, and to vote at the Debentureholder Meeting. No Debentureholder becoming a Debentureholder of record after such time will be entitled to vote at the Debentureholder Meeting or any adjournment thereof.

The Debentures have been issued in the form of global certificates registered in the name of CDS & Co. and, as such, CDS & Co. is the sole registered Debentureholder. Only registered Debentureholders, or their duly appointed proxyholders, have the right to vote at the Debentureholder Meeting, or to appoint or revoke a proxy. However, CDS & Co., or its duly appointed proxyholders, may only vote the Debentures in accordance with instructions received from the beneficial Debentureholders. Beneficial Debentureholders as of the Record Date wishing to vote their Debentures at the Debentureholder Meeting must provide instructions to their broker or other intermediary through which they hold their Debentures in sufficient time prior to the deadline for depositing proxies for the Debentureholder Meeting to permit their broker or other nominee to instruct CDS & Co., or its duly appointed proxyholders, as to how to vote their Debentures at the Debentureholder Meeting.

If you have any questions or require more information with regard to voting your Debentures please contact Kingsdale Shareholder Services Inc., Computershare Trust Company of Canada or National Bank Financial Inc. using the information provided on the back cover.

DATED at Calgary, Alberta, this 15th day of October, 2009.

BY ORDER OF THE BOARD OF DIRECTORS OF PARAMOUNT ENERGY OPERATING CORP.
in its capacity as Administrator of
PARAMOUNT ENERGY TRUST

(signed) “Susan L. Riddell Rose”
Susan L. Riddell Rose
President & Chief Executive Officer
Paramount Energy Operating Corp.

MANAGEMENT INFORMATION CIRCULAR

Dated October 15, 2009

SUMMARY

The following is a brief summary of certain information contained in this Circular. Reference is made to, and this summary is qualified by, the detailed information contained in this Circular. Debentureholders are encouraged to read this Circular and the attached Appendices carefully and in their entirety.

The Debenture Amendments:

• INCREASE, the annual coupon by 0.50% from 6.25% to 6.75%

• REDUCE, the conversion price to $8.40

• PROVIDE A FOUR YEAR NON CALL, prior to October 31, 2013

• EXTEND, the maturity date to October 31, 2016

To Consent to or Vote for the Debenture Amendments:

Step 1.	Mark the “CONSENTS TO/VOTES FOR” box in the accompanying Written Consent and Form of Proxy.

Step 2.	Sign and date the Written Consent and Form of Proxy.

Step 3.

Deposit with Computershare Trust Company of Canada, 100 University Avenue, 11th Floor, South Tower, Toronto, Ontario M5J 2Y1, Attention: Proxy Department, as soon as practicable and in any event no later than 4:30 p.m. (Calgary time) on November 11, 2009.

INTRODUCTION

Information Contained in this Circular

No person has been authorized to give information or to make any representations in connection with the matters to be considered by the Debentureholders other than those contained in this Circular and, if given or made, any such information or representations should not be relied upon in making a decision as to whether to consent to or vote for the Debentureholder Resolution or be considered to have been authorized by the Trust or the directors of the Administrator.

This Circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.

Debentureholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own professional advisors as to the relevant legal, tax, financial or other matters in connection herewith.

The accompanying Written Consent and Form of Proxy is for use by Debentureholders in connection with the Debenture Amendments and Debentureholders are encouraged to complete, sign and deposit such document in accordance with the instructions set out therein.

Capitalized Terms

Unless the context indicates otherwise, capitalized terms which are used in this Circular and not otherwise defined in this Circular have the meanings given to such terms in the accompanying Letter to Debentureholders and Notice of Serial Meeting of Debentureholders.

Notice to Debentureholders in the United States

The Debentures have not been and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”), and the solicitation described in this Circular is being made in the United States pursuant to the exemption from the registration requirements of the 1933 Act provided by Rule 802 thereunder. The Trust has filed with the SEC a Form CB in connection with the Debenture Amendments.

This solicitation is made for the securities of a Canadian entity. The solicitation is subject to Canadian disclosure requirements that are different from those of the United States. In particular, this solicitation of proxies is being effected in accordance with Canadian securities laws and the Debenture Trust Indenture. This solicitation of proxies is not subject to Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “1934 Act”), and Debentureholders should be aware that the applicable requirements under Canadian corporate and securities laws may differ from the requirements applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act.

Following the Debenture Amendments, the Debentures held by Debentureholders will be “restricted securities” under the 1933 Act, and therefore subject to resale restrictions, to the same extent and proportion as the Debentures held by Debentureholders prior to the Debenture Amendments.

The Trust is an unincorporated open-ended income trust established under the laws of the Province of Alberta, Canada. It may be difficult for you to enforce your rights and any claim you may have arising under the United States federal or state securities laws, as the Trust and the Administrator are organized or incorporated, as applicable, under the laws of Alberta, Canada, all or most of their assets are located in Canada, and all of the officers and directors of the Administrator are residents of Canada. You may not be able to sue a foreign entity or its officers or directors in a foreign court for violations of U.S. federal or state securities laws. It may be difficult to compel a foreign entity and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the Debenture Amendments may have tax consequences both in the United States and in Canada. Tax considerations applicable to Debentureholders subject to United States federal taxation have not been included in the Circular, and such Debentureholders should consult their own tax advisors to determine the particular consequences to them of participating in the solicitation being made hereunder. For a summary of the applicable tax considerations under Canadian law, see “Certain Canadian Federal Income Tax Considerations”.

You should be aware that the Trust or its affiliates may bid for or purchase securities otherwise than under this solicitation, such as in the open market or privately negotiated purchases, subject to applicable securities laws.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES ADMINISTRATOR, OR ANY SECURITIES REGULATORY AUTHORITY IN CANADA, NOR HAS THE SEC, ANY STATE SECURITIES ADMINISTRATOR, OR ANY SECURITIES REGULATORY AUTHORITY IN CANADA PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements included herein constitute “forward-looking statements”. All statements included in this Circular that address future events, conditions or results of operations, including in respect of the Debenture Amendments, are forward-looking statements. These forward-looking statements can be identified by the use of forward-looking words such as “may”, “should”, “will”, “could”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “believe”, “future” or “continue” or the negative forms thereof or similar variations. These forward-looking statements are based on certain assumptions and analyses made by management in light of their experiences and their perception of historical trends, current conditions and expected future developments, as well as other factors they believe are appropriate in the circumstances. Debentureholders are cautioned not to put undue reliance on such forward-looking statements, which are not a guarantee of performance and are subject to a number of risks and uncertainties. Many of such risks and uncertainties are outside the control of the Trust and could cause actual results to differ materially from those expressed or implied by such forward-looking statements. In making such forward-looking statements, management has relied upon a number of material factors and assumptions, including with respect to general economic and financial conditions, interest rates, exchange rates, equity markets, business competition, changes in government regulations or in tax laws, acts and omissions of third parties and the ability of the Trust to obtain approval for the Debenture Amendments. Such forward-looking statements should, therefore, be construed in light of such factors and assumptions. All forward-looking statements are expressly qualified in their entirety by the cautionary statements set forth above. The Trust is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Non-GAAP Measures

This Circular makes reference to certain financial and operating measures that are not recognized by Canadian generally accepted accounting principles (“GAAP”) to assist in assessing the Trust’s financial and operating performance. Non-GAAP financial and operating measures do not have standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

Conventions

In this Circular, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Information contained in this Circular is given as of October 15, 2009, unless otherwise specifically stated.

THE DEBENTURE AMENDMENTS

General

Holders of the 2010 Debentures and 2011 Debentures are each being asked to consider and, if deemed appropriate, to adopt, with or without amendment, the Debentureholder Resolution approving certain amendments to the Debenture Trust Indenture, which, if approved by the Debentureholders, will result in:

(a)	extending the maturity date for the Debentures to October 31, 2016;

(b)	increasing the annual coupon for the Debentures by 0.50% from 6.25% to 6.75%;

(c)	reducing the conversion price for the Debentures as follows:

(i)	in the case of the 2010 Debentures from $19.35 to $8.40 for each Trust Unit, being a conversion rate of 119.0476 per $1,000 principal amount of Amended Debentures rather than 51.6796 Trust Units per $1,000 principal amount of 2010 Debentures; and

(ii)	in the case of the 2011 Debentures from $23.80 to $8.40 for each Trust Unit, being a conversion rate of 119.0476 per $1,000 principal amount of Amended Debentures rather than 42.0168 Trust Units per $1,000 principal amount of 2011 Debentures; and

(d)	the Trust not being able to redeem the Amended Debentures prior to October 31, 2013. From October 31, 2013 up to October 31, 2014, the Amended Debentures will be redeemable in whole or in part at the option of the Trust, on not more than 60 days and not less than 40 days prior notice, at $1,050 per Amended Debenture, plus accrued and unpaid interest. From October 31, 2014 up to October 31, 2015, the Amended Debentures will be redeemable in whole or in part at the option of the Trust, on not more than 60 days and not less than 40 days prior notice, at $1,025 per Amended Debenture, plus accrued and unpaid interest. From and after October 31, 2015 and prior to maturity, the Amended Debentures will be redeemable in whole or in part at the option of the Trust, on not more than 60 days and not less than 40 days prior notice, at $1,000 per Amended Debenture, plus accrued and unpaid interest.

Other than the foregoing amendments, the Debenture Trust Indenture will remain unchanged.

The full text of the Debentureholder Resolution is attached to this Circular as Appendix “A”.

For the Debentureholder Resolution to be adopted in respect of a series of Debentures in accordance with the provisions of the Debenture Trust Indenture, it must be approved by either:

1.

holders of at least 66 2/3% of the principal amount of each of the 2010 Debentures and the 2011 Debentures mark the “CONSENTS TO/VOTES FOR” box on the accompanying Written Consent and Form of Proxy and sign and deposit such document in accordance with the instructions set out therein; or

2.

holders of at least 66 2/3% of the principal amount of each of the 2010 Debentures and the 2011 Debentures (each voting separately as a series), in each case, present or represented by proxy vote for the Debenture Amendments at the Debentureholder Meeting.

The Debentureholder Resolution, if passed by the holders of the 2010 Debentures and the 2011 Debentures in accordance with the provisions of the Debenture Trust Indenture, will be binding upon all Debentureholders of such series.

IF THE ACCOMPANYING WRITTEN CONSENT AND FORM OF PROXY IS COMPLETED BY HOLDERS OF AT LEAST 66 2/3% OF THE PRINCIPAL AMOUNT OF EACH OF THE 2010 DEBENTURES AND THE 2011 DEBENTURES PRIOR TO THE DEBENTUREHOLDER MEETING, THE DEBENTURE AMENDMENTS WILL BE APPROVED AND THE TRUST WILL CANCEL THE DEBENTUREHOLDER MEETING.

IF THE DEBENTURE AMENDMENTS ARE NOT APPROVED BY THE HOLDERS OF EACH OF THE 2010 DEBENTURES AND THE 2011 DEBENTURES, THE BOARD MAY DETERMINE NOT TO ADOPT THE DEBENTURE AMENDMENTS.

If the Debentureholder Resolution is passed, then the Trust, the Administrator and the Debenture Trustee will enter into the Supplemental Trust Indenture substantially in the form attached as Appendix “B” to this Circular.

Interest Payments

If the Debenture Amendments are approved by the Debentureholders, the Amended Debentures will bear interest at 6.75% per annum, payable in semi-annual payments on October 31 and April 30 in each year.

If the Debenture Amendments are approved by the Debentureholders, the Trust anticipates that the effective date of the Debenture Amendments will be on the date the Trust enters into the Supplemental Trust Indenture substantially in the form attached as Appendix “B” to this Circular which provides for the Debenture Amendments (the “Effective Date”). Holders of each of the 2010 Debentures and 2011 Debentures will be entitled to a final interest payment on the Effective Date (in the case of the 2010 Debentures representing interest payable from June 30, 2009 to, but excluding, the Effective Date and in the case of the 2011 Debentures representing interest payable from October 31, 2009 to, but excluding, the Effective Date, in each case at an annual interest rate of 6.25%). Holders of the Amended Debentures will be entitled to a first interest payment on April 30, 2010 (representing interest payable from the Effective Date to, but excluding, April 30, 2010) at an annual interest rate of 6.75%.

Listing

The TSX has conditionally approved the listing of the Amended Debentures and the Trust Units issuable upon conversion of the Amended Debentures, subject to the Trust fulfilling all of the listing requirements of the TSX. The Amended Debentures will trade on the TSX under the symbol “PMT.DB.D”.

Comparison of Terms of the Amended Debentures and the Debentures

The following table is a summary only and does not address all of the attributes and characteristics of the Debentures and the Amended Debentures.

	Amended Debentures	2010 Debentures	2011 Debentures

Securities:	$155,243,000 principal amount of 6.75% convertible unsecured subordinated debentures due 2016	$55,271,000 principal amount of 6.25% convertible unsecured subordinated debentures due 2010	$99,972,000 principal amount of 6.25% convertible unsecured subordinated debentures due 2011

Principal Amount:	$155,243,000	$55,271,000 currently outstanding	$99,972,000 currently outstanding

Maturity Date:	October 31, 2016	June 30, 2010	April 30, 2011

Coupon:	6.75% per annum, payable in cash, semi-annually, in arrears	6.25% per annum, payable in cash, semi-annually, in arrears	6.25% per annum, payable in cash, semi-annually, in arrears

Ranking:	Direct unsecured obligations of the Trust	Direct unsecured obligations of the Trust	Direct unsecured obligations of the Trust

Conversion:	$8.40 per unit	$19.35 per unit	$23.80 per unit

	Amended Debentures	2010 Debentures	2011 Debentures

Redemption:

Will not be redeemable at any time prior to October 31, 2013. From October 31, 2013 up to October 31, 2014, redeemable on not more than 60 days and not less than 40 days prior notice, at $1,050, plus accrued and unpaid interest.

From October 31, 2014 up to October 31, 2015, redeemable on not more than 60 days and not less than 40 days prior notice, all $1,025 per Debenture, plus accrued and unpaid interest. From and after October 31, 2015 and prior to October 31, 2016, redeemable on not more than 60 days and not less than 40 days prior notice, at $1,000, plus accrued and unpaid interest.

		Redeemable at $1,025 prior to June 30, 2010.	Redeemable, on not more than 60 days and not less than 40 days prior notice, at $1,025, plus accrued and unpaid interest, prior to April 30, 2010. From April 30, 2010 and prior to maturity, the 2011 Debentures will be redeemable, on not more than 60 days and not less than 40 days prior notice, at $1,025 per Debenture, plus accrued and unpaid interest.

Listing:	The TSX has conditionally approved the listing of the Amended Debentures under the symbol “PMT.DB.D”.	The 2010 Debentures trade on the TSX under the symbol “PMT.DB.A”.	The 2011 Debentures trade on the TSX under the symbol “PMT.DB.B”.

BACKGROUND TO AND REASONS FOR THE DEBENTURE AMENDMENTS

Background to the Debenture Amendments

Management and the Board consistently review and evaluate the Trust’s financial condition and strategic options with a view to enhance securityholder value. As part of this ongoing process, management and the Board considers the Trust’s long term debt level and capital structure and is mindful as to the maturity its long term convertible unsecured subordinated debentures. The Debentures, which mature in 2010 and 2011, represent a substantial component of the Trust’s long-term debt. The Board regularly considers debt restructuring initiatives. At a Board meeting held on September 24, 2009, the Board discussed such initiatives, one of which was the Debenture Amendments.

From mid September 2009 to mid-October 2009, management in conjunction with NBF and its legal advisors considered the terms and process of the Debenture Amendments.

On October 13, 2009, NBF, provided the Fairness Opinion rendered effective as of October 12, 2009.

On October 14, 2009, the Board unanimously resolved to proceed to prepare the Debenture Amendments to the Debentureholders following a thorough analysis of material information and relevant considerations including, but not limited to the recommendation of management and the Fairness Opinion as well as growth opportunities and related capital requirements, capital markets and economic conditions.

On October 14, 2009, the Board unanimously approved the contents of this Circular and the sending of it to the Debentureholders.

On October 14, 2009, the Trust announced that it intended to seek approval of the Debentureholders for the Debenture Amendments.

Reasons for the Debenture Amendments

The Board and management believe that the proposed Debenture Amendments enhances the Trust’s strategy of pursuing long term value creation for the benefit of its securityholders. The Board believes that the best opportunity for creating value is to conserve its capital by enacting the changes as proposed in the Debenture Amendments which will maximize the long term value of the Trust’s assets and operations rather than using such capital to retire these obligations. The Debenture Amendments will allow the Trust to pursue internal and external growth opportunities. Management and the Board believe that the Arrangement provides a number of compelling and strategic benefits, including, without limitation, the expectation that the Debenture Amendments, if approved by the Debentureholders, would:

•	enhance liquidity to enable the Trust to pursue strategic growth;

•	enable capital to be re-directed towards value maximizing opportunities versus debt retirement;

•	permit the Trust’s financial and operational performance to be more appropriately valued by investors and potential investors;

•	attract new investors and provide a more liquid market for both the Units and the Debentures;

•	better position the Trust to continue to develop its asset base; and

•	permit the Trust to capitalize on future external growth opportunities that may materialize.

BENEFITS OF THE DEBENTURE AMENDMENTS AND RECOMMENDATION OF THE BOARD

Benefits of the Debenture Amendments

The Board believes that the Debenture Amendments provides a number of benefits to Debentureholders including:

Higher Coupon: The Amended Debentures will have a coupon of 6.75% compared to a 6.25% coupon on the Debentures.

Lower Conversion Price: The conversion price of the Amended Debentures will be $8.40 per Unit, while the conversion price for the 2010 Debentures is $19.35 per Unit and for the 2011 Debentures is $23.80 per Unit.

Extended Term: While the maturity dates for the 2010 Debentures and 2011 Debentures are June 30, 2010 and April 30, 2011, respectively, the maturity date for the Amended Debentures will be extended to October 31, 2016, therefore affording Debentureholders a longer conversion period.

Not Redeemable Until at Least October 31, 2013: The Amended Debentures will not redeemable for four years. Holders of the Amended Debentures will have the opportunity to achieve an attractive cash yield for an extended period on a protected basis.

Premium Valuation/Equity Option Value: The Debenture Amendments, in management’s view, will contain considerable equity option value as compared to the 2010 Debentures and the 2011 Debentures.

Debentureholders’ Interests More Closely Aligned with Unitholders’ Interests: Whereas the Debentures currently effectively trade as non-convertible, unsecured, subordinated debt, the Amended Debentures will have a convertibility feature that will provide Debentureholders with an increased opportunity to benefit more directly from an increase in value of the Units. The Trust believes that its business prospects are compelling and will continue to improve if commodity prices rise in the medium to long term.

Enhanced Liquidity: The liquidity of the Amended Debentures is likely to be greater and provide for more efficient trading and pricing as opposed to the 2010 Debentures and 2011 Debentures trading as separate securities.

Recommendation of the Board

The Board has concluded that the Debenture Amendments are in the best interests of the Trust and the Debentureholders and, as such, has authorized submission of the Debenture Amendments to Debentureholders for approval. See “Background to and Reasons for the Debenture Amendments”.

In coming to its conclusion and recommendations, the Board considered, among others, the following factors:

1.	the purpose and benefits of the Debenture Amendments as outlined herein;

2.	information concerning the financial condition of the Trust; and

3.	the Fairness Opinion, which was provided to the Board, to the effect that as of October 12, 2009, subject to the limitations and assumptions set forth therein, the Debenture Amendments, if adopted in their entirety, are fair, from a financial point of view, to (a) in the case of the Debenture Amendments applicable to the 2010 Debentures, the holders of the 2010 Debentures; and (b) in the case of the Debenture Amendments applicable to the 2011 Debentures, the holders of the 2011 Debentures. A copy of the Fairness Opinion is attached to this Information Circular as Appendix “C” and should be read carefully and in its entirety.

THE BOARD UNANIMOUSLY RECOMMENDS THAT DEBENTUREHOLDERS CONSENT TO/VOTE FOR THE DEBENTURE AMENDMENTS.

CERTAIN INFORMATION CONCERNING THE TRUST

Earnings Coverage Ratios

The following earnings coverage ratios are calculated on a consolidated basis both for the twelve month period ended December 31, 2008 and for the twelve month period ended June 30, 2009 and are derived from audited annual financial information for the twelve month period ended December 31, 2008 and interim unaudited financial information for the twelve month period ended June 30, 2009. Funds flow coverage ratios disclosed herein are provided as supplemental information only.

The income of the Trust before interest and income tax expense for the twelve month period ended December 31, 2008 was $79.0 million, and interest expense was $32.2 million for a coverage of $46.8 million and a coverage ratio of 2.5 times. The income of the Trust before interest and income tax expense for the twelve month period ended June 30, 2009 was $283.1 million, and interest expense was $30.3 million for a coverage of $252.8 million and a coverage ratio of 9.3 times. Funds flow (defined as cash flow from operations before change in non-cash working capital, settlement of asset retirement obligations and certain exploration costs) for the twelve month period ended December 31, 2008 was $275.4 million, resulting in funds flow coverage for such period of 8.6 times. Funds flow for the twelve month period ended June 30, 2009 was $270.2 million, resulting in funds flow coverage for such period of 8.9 times.

Assuming the Amended Debentures are included in long-term debt and their respective carrying charges are included in interest expense, the pro forma earnings before interest and income tax expense for the twelve month period ended December 31, 2008 and for the twelve month period ended June 30, 2009 were $79.0 million and $283.1 million, respectively. The pro forma interest expense for such periods were $33.3 million and $31.5 million, respectively, for a coverage ratio of 2.4 times for the twelve month period ended December 31, 2008 and 9.0 times for the twelve month period ended June 30, 2009. Pro forma funds flow (defined as cash flow from operations before change in non-cash working capital, settlement of asset retirement obligations and certain exploration costs) for the twelve month period ended December 31, 2008 and the twelve month period ended June 30, 2009 were $274.3 million and $269.1 million, respectively, resulting in funds flow coverage for such periods of 8.2 times and 8.6 times, respectively.

Consolidated Capitalization of the Trust

The following table sets forth the consolidated capitalization of the Trust as at June 30, 2009, both before and after giving effect to the Debenture Amendments:

Designation (Authorized)	As at June 30, 2009(1)	As at June 30, 2009 after giving effect to the Debenture Amendments (unaudited)(1)

Bank Debt – current	$59,679,000	$59,679,000
Bank Debt – long term	$265,355,000	$265,355,000
Unitholders’ Capital
Trust Units	$1,128,132,000	$1,128,132,000
(unlimited)	(118,876,653 Trust Units)	(118,876,653 Trust Units)
Special Voting Units	Nil	Nil
(unlimited)
8% Debentures(2)(3)	$5,866,000	$5,866,000
6.25% Debentures(3)	$55,271,000	Nil
6.25% Debentures(3)	$99,972,000	Nil
6.5% Debentures(3)	$74,925,000	$74,925,000
Amended Debentures(3)	Nil	$155,243,000

Notes

(1)	The above figures take into account the initial acquisition of 67.34 % of Profound Energy Inc. on June 30, 2009. See the unaudited interim consolidated financial statements of the Trust as at and for the period ended June 30, 2009.

(2)	Matured and settled on September 30, 2009.

(3)	At principal amount including equity component

Price Range and Trading Volume of the Trust’s Securities

Trust Units

The outstanding Trust Units are listed on the TSX under the trading symbol “PMT.UN”. The following table sets forth the price range and trading volume of the Trust Units as reported by the TSX for the periods indicated.

	Price Range
Period	High ($)	Low ($)	Volume

2008
January	7.30	6.13	9,531,996
February	8.25	6.75	16,043,927
March	8.51	7.28	12,581,831
April	9.95	8.15	13,448,579
May	10.25	9.01	11,519,122
June	10.19	9.16	9,097,815
July	10.15	7.95	9,470,623
August	9.15	7.43	8,033,737
September	8.75	7.01	12,595,230
October	7.44	4.80	14,539,347
November	6.44	4.89	6,059,023
December	5.77	4.40	8,460,763

	Price Range
Period	High ($)	Low ($)	Volume

2009
January	5.75	4.75	6,151,442
February	4.90	3.40	7,319,978
March	3.68	2.59	8,772,738
April	3.92	3.01	7,597,678
May	4.68	3.31	8,701,735
June	5.00	4.19	7,806,941
July	4.57	3.89	8,009,721
August	5.11	4.13	8,311,052
September	5.56	4.45	8,851,875
October (1-14)	5.90	5.00	3,428,479

On October 13 2009, the last trading day prior to the public announcement of the Debenture Amendments, the closing price of the Trust Units on the TSX was $5.58. On October 14, 2009, the closing price of the Trust Units on the TSX was $5.59.

Convertible Debentures

8% Debentures (Matured September 30, 2009; Conversion Price $14.20)

The 8% Debentures matured on September 30, 2009, were repaid by the Trust in cash and are no longer traded on the TSX.

2010 Debentures (Due June 30, 2010; Conversion Price $19.35)

The 2010 Debentures are listed and posted for trading on the TSX and trade under the symbol PMT.DB.A. The following sets out the price range and trading volume of the 2010 Debentures as reported by the TSX for the periods indicated.

	Price Range
Period	High ($)	Low ($)	Volume

2008
January	96.35	85.52	8,300
February	99.75	93.26	4,520
March	100.00	97.15	8,120
April	100.50	97.56	10,150
May	100.00	97.00	7,510
June	102.49	99.00	13,060
July	101.97	99.50	8,070
August	102.50	100.00	7,710
September	101.96	90.06	6,500
October	96.45	80.00	5,130
November	95.00	80.01	4,410
December	94.00	73.00	6,170

2009
January	95.00	90.00	3,870
February	92.00	87.00	7,060
March	90.00	84.77	5,890
April	100.00	88.75	10,400
May	100.00	98.00	3,940
June	100.25	97.00	8,650
July	101.00	98.50	9,380
August	101.00	99.50	7,990
September	101.00	99.00	9,350
October (1-14)	101.50	99.50	5,080

On October 13 2009, the last trading day prior to the public announcement of the Debenture Amendments, the closing price of the 2010 Debentures on the TSX was $100.75. On October 14, 2009, the closing price of the 2010 Debentures on the TSX was $100.01.

2011 Debentures (Due April 30, 2011; Conversion Price $23.80)

The 2011 Debentures are listed and posted for trading on the TSX and trade under the symbol PMT.DB.B. The following sets out the price range and trading volume of the 2011 Debentures as reported by the TSX for the periods indicated.

	Price Range
Period	High ($)	Low ($)	Volume

2008
January	92.00	83.00	16,590
February	96.00	90.01	10,370
March	97.96	94.00	12,140
April	99.00	95.02	23,330
May	98.50	95.32	20,050
June	99.90	97.00	50,780
July	100.00	96.50	15,270
August	99.97	97.34	12,740
September	99.48	95.00	11,420
October	94.50	65.01	7,430
November	85.50	71.02	6,610
December	81.00	60.50	19,330

2009
January	84.99	70.00	6,020
February	83.00	70.60	7,760
March	79.98	68.00	4,640
April	83.00	73.50	25,010
May	93.96	81.11	4,130
June	96.00	88.01	45,920
July	97.75	90.15	5,430
August	99.99	95.00	11,950
September	99.99	98.00	63,460
October (1-14)	99.00	98.00	12,130

On October 13 2009, the last trading day prior to the public announcement of the Debenture Amendments, the closing price of the 2011 Debentures on the TSX was $99.00. On October 14, 2009, the closing price of the 2011 Debentures on the TSX was $98.70.

6.5% Debentures (Due June 30, 2012; Conversion Price $14.20)

The 6.5% Debentures are listed and posted for trading on the TSX and trade under the symbol PMT.DB.C. The following sets out the price range and trading volume of the 6.5% Debentures as reported by the TSX for the periods indicated.

	Price Range
Period	High ($)	Low ($)	Volume

2008
January	89.89	83.01	5,490
February	92.00	87.01	85,390
March	94.93	89.51	21,580
April	95.49	91.28	16,060
May	96.50	94.01	31,270
June	98.99	95.00	40,230

	Price Range
Period	High ($)	Low ($)	Volume

July	98.49	96.06	35,030
August	97.00	95.26	26,520
September	96.35	90.00	13,400
October	91.00	62.00	10,530
November	75.95	65.00	44,820
December	70.00	58.00	39,650

2009
January	82.50	59.00	28,100
February	75.00	68.00	79,370
March	70.00	62.01	12,700
April	78.60	70.00	17,020
May	85.95	77.25	70420
June	90.00	84.50	16,160
July	90.25	87.10	8,000
August	95.00	91.25	15,890
September	98.88	93.00	28,190
October (1-14)	95.50	95.00	13,060

On October 13 2009, the last trading day prior to the public announcement of the Debenture Amendments, the closing price of the 6.5% Debentures on the TSX was $95.00. On October 14, 2009, the closing price of the 6.5% Debentures on the TSX was $95.00.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the anticipated material Canadian federal income tax considerations to Debentureholders arising from and relating to the Debenture Amendments. This summary is applicable to Debentureholders who are, at all relevant times, for purposes of the Income Tax Act (Canada) (the “Tax Act”), resident or deemed to be resident in Canada, deal at arm’s length and are not affiliated with the Trust and hold Debentures and any Units acquired on conversion thereof as capital property. Generally, the Debentures and Units will be considered to be capital property to a holder provided that the holder does not hold the Debentures and Units in the course of carrying on a business of buying and selling securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain holders who might not otherwise be considered to hold their Debentures and Units as capital property may be entitled, in certain circumstances, to treat Debentures and Units as capital property by making an irrevocable election under subsection 39(4) of the Tax Act.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential Canadian federal income tax considerations that may apply to a Debentureholder as a result of the Debenture Amendments. Accordingly, this summary is not intended to be, and should not be construed as, legal or Canadian federal income tax advice with respect to any Debentureholder.

No legal opinion from legal counsel or ruling from the Canada Revenue Agency (the “CRA”) has been requested, or will be obtained, regarding the Canadian federal income tax consequences of the Debenture Amendments to Debentureholders. This summary is not binding on the CRA, and the CRA is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the CRA and the Canadian courts could disagree with one or more of the positions taken in this summary.

This summary is not applicable to a holder that is a “financial institution” for purposes of the mark-to-market rules in the Tax Act, a “specified financial institution” or to a holder an interest in which would be a “tax shelter investment”, all as defined in the Tax Act.

This summary is based upon the facts set out in this prospectus, the current provisions of the Tax Act, all specific proposals (the “Tax Proposals”) to amend the Tax Act publicly announced by or on behalf of the Minister of

Finance (Canada) (“Finance”) prior to the date hereof, and counsels’ understanding of the current published administrative practices and assessing policies of the CRA. This summary is also based on a certificate as to certain factual matters provided by the Trust. While this summary assumes that the Tax Proposals will be enacted as currently proposed, no assurance can be given that this will be the case. This summary is not exhaustive of all possible Canadian federal income tax consequences, and except for the Tax Proposals does not take into account or anticipate any changes in law, administrative practices or assessing policies, whether by legislative, regulatory or judicial decision or action, and does not take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any Debentureholder, and no representations with respect to the income tax consequences to any such holder are made. Debentureholders should consult their own tax advisors for advice with respect to the income and capital tax consequences to them of acquiring, holding and disposing of debentures and units, including the application and effect of the income and other tax laws of any country, province, state or local tax authority.

This summary does not address any Canadian federal income tax considerations applicable to non-residents of Canada, and non-residents should consult their own tax advisors regarding the tax consequences of holding debentures and units.

Amendment of Debentures

It is not certain whether the Debenture Amendments would result in a disposition of the Debentures for Canadian tax purposes. Canadian jurisprudence has held that the amendment of several fundamental terms of a debt instrument can result in the creation of a new debt obligation in some circumstances, and for certain purposes. Thus, there can be no assurance that the CRA would not treat the Debenture Amendments as a disposition of the Debentures, or that a Canadian court would agree with the CRA’s position. Each Debentureholder should consult its own tax advisor regarding the proper treatment of the Debenture Amendments for Canadian tax purposes.

In the event that the Debenture Amendments do not cause a disposition of the Debentures, then a Debentureholder will not be considered to have disposed of any property for tax purposes, and will have no adverse Canadian tax consequences at the Effective Time.

In the event that the Debenture Amendments do cause a disposition of the Debentures, a Debentureholder will be deemed to have received proceeds of disposition equal to the fair market value of the Debentures owned by the Debentureholder at the Effective Time. The Debentureholder will recognize a capital gain (or loss) on the disposition equal to the amount by which the Debentureholder’s proceeds of disposition, net of any reasonable costs of disposition, are greater than (or less than) the adjusted cost base to the Debentureholder of the Debentures owned at the Effective Time. See “Taxation of Capital Gains and Losses”. The cost of the Debentures to the Debentureholder after the Effective Time will be equal to the fair market value of the Debentures at the Effective Time.

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a holder in a taxation year must be included in the income of the holder for the year, and one-half of any capital loss (an “allowable capital loss”) realized by a holder in a taxation year may be deducted from taxable capital gains realized by the holder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net capital gains realized in such years to the extent and under the circumstances described in the Tax Act.

A holder that throughout the relevant taxation year is a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including interest and taxable capital gains. Capital gains realized by a holder who is an individual may give rise to a liability for alternative minimum tax.

GENERAL PROXY AND DEBENTUREHOLDER MEETING MATTERS

Solicitation of Proxies and Voting Instructions

This Circular is furnished in connection with the solicitation of proxies and voting instructions from Debentureholders to be used at the Debentureholder Meeting. It is expected that the solicitation will be made primarily by mail, but proxies and voting instructions may also be solicited personally by representatives of the Trust.

The solicitation of proxies and voting instructions by this Circular is being made by or on behalf of the representatives of the Trust. The Trust has engaged the services of Kingsdale Shareholder Services Inc. to provide solicitation services in connection with the Debentureholder Meeting. The total cost of the solicitation of proxies and voting instructions will be borne by the Trust.

Dealer Manager and Soliciting Dealer Group

NBF has been retained by the Trust to act as financial advisor and dealer manager (the “Dealer Manager”) to the Trust on various aspects of the Debenture Amendments. NBF was also retained to provide an opinion in respect of the Debenture Amendments, a copy of which is attached as Appendix “C” of this Circular. The Dealer Manager has undertaken to form a soliciting dealer group comprising members of the Investment Industry Regulatory Organization of Canada and members of Canadian stock exchanges to solicit votes regarding the Debenture Amendments. The Trust has agreed to pay to each soliciting dealer customary solicitation fees. No solicitations will be made in the United States, nor will any solicitation fees be payable in respect of consents by U.S. Debentureholders.

Beneficial Debentureholders

The Debentures have been issued in the form of global certificates registered in the name of CDS & Co. As such, CDS & Co. is the sole registered holder of Debentures. Accordingly, substantially all Debentureholders do not hold their Debentures in their own name. Such Debentures are held by such Debentureholders through one or more intermediaries (such as a bank, trust company, securities dealer or broker, or trustee or administrator of a self-administered RRSP, RRIF, RESP or similar plan).

Only registered Debentureholders, or their duly appointed proxyholders, are permitted to attend and vote at the Debentureholder Meeting or to appoint or revoke a proxy. If you are a beneficial owner, you are entitled to: (i) direct how the Debentures beneficially owned by you are to be voted, or (ii) obtain a legal form of proxy that will entitle you to attend and vote at the Debentureholder Meeting.

Applicable Canadian securities laws require the Trust to forward meeting materials to depositories and other intermediaries for onward distribution to beneficial owners who have not waived their right to receive such materials and to seek voting instructions from such beneficial Debentureholders in advance of the Debentureholder Meeting. Typically, intermediaries will use a service company (such as Broadridge Financial Solutions, Inc.) to forward the meeting materials to, and to obtain voting instructions from, beneficial owners.

If you are a beneficial Debentureholder, you will receive either a voting instruction form or a form of proxy with your meeting materials. The purpose of these documents is to permit you to direct the voting of the Debentures you beneficially own. Every broker and other intermediary has its own mailing procedures and provides its own return instructions. You should follow the instructions on the document you receive from your broker or other intermediary and the procedures set out below, depending on what type of document you receive.

Request for Voting Instructions

If you do not wish to, or are unable to, attend the Debentureholder Meeting (or have another person who need not be a Debentureholder attend and vote on your behalf), you should complete, sign and return the enclosed request for voting instructions in accordance with the directions provided. You may revoke your voting instructions at any time by written notice to your intermediary, except that an intermediary is not required to honour the revocation unless it is received at least seven days before the Debentureholder Meeting.

If you wish to attend the Debentureholder Meeting and vote in person (or have another person who need not be a Debentureholder attend and vote on your behalf), you must complete, sign and return the enclosed request for voting instructions in accordance with the directions provided and a legal form of proxy will be sent to you giving you (or such other person) the right to attend and vote at the Debentureholder Meeting. If you seek a legal form of proxy, you should follow the directions below under the heading “Beneficial Debentureholders – Form of Proxy”.

Form of Proxy

The form of proxy may be signed by your intermediary (typically by a facsimile, stamped signature) and completed to indicate the number of Debentures beneficially owned by you. If the form of proxy has not been completed, it is being used by your intermediary to obtain voting instructions only, in which case you should follow the instructions set forth under “Beneficial Debentureholders – Request for Voting Instructions”.

If the form of proxy is completed and you do not wish to, or are unable to, attend the Debentureholder Meeting you should complete the form of proxy and deposit it in accordance with the instructions set out in the section titled “Registered Debentureholders” below. If you wish to attend the Debentureholder Meeting, you must strike out the names of the persons named in the form of proxy and insert your name in the blank space provided. To be valid, proxies must be completed and returned to the Debenture Trustee in the manner and with the times set forth under “Registered Debentureholders – Appointment of Proxies”. You must register with the Debenture Trustee when you arrive at the Debentureholder Meeting.

You should follow the instructions on the document that you have received and contact your intermediary promptly if you need assistance.

Registered Debentureholders

If you are a registered Debentureholder, you may vote in person at the Debentureholder Meeting or you may appoint another person to represent you as your proxyholder to vote your Debentures on your behalf. If you wish to attend the Debentureholder Meeting do not complete or return the enclosed form of proxy because you will vote in person at the Debentureholder Meeting. Please register with the Debenture Trustee when you arrive at the Debentureholder Meeting.

Appointment of Proxies

If you are a registered Debentureholder and do not wish to, or are unable to, attend the Debentureholder Meeting you can exercise your right to vote by completing, signing and returning a form of proxy for the Debentures to Computershare Trust Company of Canada by: (i) facsimile to (416) 263-9524 (Toronto or outside of North America) or 1-866-249-7775 (North America); or (ii) by mail or delivery in person to Computershare Trust Company of Canada at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, in each case so as to ensure that the applicable form(s) of proxy arrives not later than 4:30 p.m. (Calgary time), on November 11, 2009 or, if the Debentureholder Meeting is adjourned, 24 hours (excluding Saturdays, Sundays and holidays) before any adjourned Debentureholder Meeting.

The individuals named in the enclosed form of proxy are representatives of the Trust or its affiliates. You have the right to appoint someone else to represent you at the Debentureholder Meeting and may do so by inserting that other person’s name in the blank space in the form of proxy for the Debentureholder Meeting. The person you appoint to represent you at the Debentureholder Meeting need not be another Debentureholder.

Revocation of Proxies

If you have submitted a form of proxy and later wish to revoke it, you can do so by:

(a)	completing and signing the applicable form of proxy bearing a later date and depositing it with Computershare Trust Company of Canada as described above;

(b)

depositing a document that is signed by you (or by someone you have properly authorized to act on your behalf): (i) at the registered office of the Trust, Suite 3200, 605 – 5th Avenue SW, Calgary Alberta T2P 3H5 to the attention of the “Corporate Secretary”, at any time up to the last Business Day preceding the day of the Debentureholder Meeting or any adjournment thereof, at which the form of proxy is to be used; or (ii) with the chairman of the Debentureholder Meeting before the meeting starts on the day of the meeting or any adjournment thereof; or

(c)	following any other procedure that is permitted by law.

Only registered Debentureholders have the right to revoke a proxy. Beneficial Debentureholders who wish to change their vote must make appropriate arrangements with their brokers or other intermediaries. See “Beneficial Debentureholders”.

Voting of Proxies

In connection with any ballot that may be called for, the representatives designated in the enclosed form of proxy will vote the Debentures represented thereby for or against the Debentureholder Resolution in accordance with the instructions indicated on the form of proxy and, if a choice is specified with respect to any matter to be acted upon, the Debentures will be voted accordingly. In the absence of any direction, the Debentures will be voted FOR the Debentureholder Resolution.

The representatives designated in the enclosed form of proxy have discretionary authority with respect to amendments to or variations of matters identified in the Notice of Serial Meeting of Debentureholders and with respect to other matters that may properly come before the Debentureholder Meeting.

At the date of this Circular, representatives of the Trust know of no such amendments, variations or other matters.

Quorum and Votes Necessary to Pass the Debentureholder Resolution

Under the Debenture Trust Indenture, the quorum necessary for the transaction of business at the Debentureholder Meeting consists of one or more Debentureholders present in person or by proxy and representing at least 25% in principal amount of the outstanding Debentures and at least 25% in principal amount of each of the 2010 Debentures and 2011 Debentures. For the Debentureholder Resolution to be adopted in respect of a series of Debentures in accordance with the provisions of the Debenture Trust Indenture, it must be approved by the holders of not less than 66 2/3% of the principal amount of each of the 2010 Debentures and the 2011 Debentures, present or represented by proxy at the Debentureholder Meeting and entitled to vote on the Debentureholder Resolution, each voting separately as a series.

Interest of Certain Persons or Companies in Matters to be Acted Upon

Except as otherwise disclosed in this Circular, no director or executive officer of the Administrator at any time since the beginning of the Trust’s last financial year nor any of their respective associates or affiliates, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any matter to be acted upon at the Debentureholder Meeting.

Voting Securities and Principal Holders of Voting Securities

As at the date hereof, the Trust has outstanding $55,271,000 principal amount of 2010 Debentures and $99,972,000 principal amount of 2011 Debentures. Each Debentureholder present in person or represented by proxy at the Debentureholder Meeting shall be entitled to one vote in respect of each $1,000 principal amount of Debentures held by such Debentureholder. Any holder of record of Debentures at the close of business on the Record Date is entitled to vote the Debentures registered in his or her name at that date on each matter to be acted upon at the Debentureholder Meeting.

To the knowledge of the directors and executive officers of the Administrator, no person or company beneficially owns, or controls or directs, directly or indirectly, Debentures carrying 10% or more of the voting rights attached to the outstanding principal amount of 2010 Debentures or 2011 Debentures, respectively.

Interest of Informed Persons in Material Transactions

Except as otherwise disclosed in this Circular, no “informed person” (as defined in National Instrument 51-102 – Continuous Disclosure Obligations) of the Trust, or any associate or affiliate of any informed person of the Trust, had any material interest, direct or indirect, in any transaction since the commencement of the Trust’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Trust or any of its subsidiaries.

Other Business

Management of the Administrator does not currently know of any matters to be brought before the Debentureholder Meeting other than those set forth in the Notice of Serial Meeting of Debentureholders accompanying this Circular.

POTENTIAL CANCELLATION OF DEBENTUREHOLDER MEETING

Written Consent in Lieu of a Debentureholder Meeting

IF THE ACCOMPANYING WRITTEN CONSENT AND FORM OF PROXY IS COMPLETED BY HOLDERS OF AT LEAST 66 2/3% OF THE PRINCIPAL AMOUNT OF THE 2010 DEBENTURES AND THE 2011 DEBENTURES PRIOR TO THE DEBENTUREHOLDER MEETING, THE DEBENTURE AMENDMENTS WILL BE APPROVED AND THE TRUST WILL CANCEL THE DEBENTUREHOLDER MEETING.

The Trust or its representatives will seek the execution of the Written Consent and Form of Proxy in lieu of holding the Debentureholder Meeting.

The Debenture Trust Indenture provides, among other things, that any action which may be taken and all powers that may be exercised by debentureholders at a meeting may also be taken and exercised by an instrument in writing signed by the holders of not less than 66 2/3% of the principal amount of outstanding Debentures. Accordingly, the Trust or its representatives may be soliciting signed instruments in writing in the form of the Written Consent and Form of Proxy in advance of the Debenture Meeting. If signed instruments in writing are obtained from holders of not less than 66 2/3% of the principal amount of each of the 2010 Debentures and the 2011 Debentures before the Debentureholder Meeting, the Trust will cancel the Debentureholder Meeting. If the Trust elects to proceed in this manner, instruments in writing signed by the Debentureholders in accordance with the provisions of the Debenture Trust Indenture shall be binding upon all Debentureholders, whether signatories thereto or not, and each and every Debentureholder and the Debenture Trustee shall be bound to give effect accordingly to such Debentureholder Resolution and instruments in writing.

ADDITIONAL INFORMATION

Additional information relating to the Trust is available on SEDAR at www.sedar.com.

Financial information in respect of the Trust is provided in the Trust’s annual audited consolidated financial statements as at and for the financial year ended December 31, 2008 and interim unaudited consolidated financial statements as at and for the period ended June 30, 2009, and the related management’s discussion and analysis (“MD&A”). Copies of the Trust’s financial statements and MD&A are available upon request from the Trust by: (i) mail at Suite 3200, 605 – 5th Avenue S.W., Calgary, Alberta T2P 3H5; (ii) telephone at (403) 269-4400; or (iii) fax at (403) 269-4444.

APPENDIX “A”

DEBENTUREHOLDER RESOLUTION

BE IT RESOLVED as an Extraordinary Resolution that:

(a)	the amendments to the trust indenture dated as of August 10, 2004 among Paramount Energy Trust (the “Trust”), Paramount Energy Operating Corp. (the “Administrator”) and Computershare Trust Company of Canada (the “Debenture Trustee”), the first supplemental trust indenture thereto dated April 25, 2005 and the second supplemental trust indenture thereto dated April 6, 2006 governing the 6.25% convertible unsecured subordinated debentures due June 30, 2010 (the “2010 Debentures”) and the 6.25% convertible unsecured subordinated debentures due April 30, 2011 (the “2011 Debentures” and, together with the 2010 Debentures, the “Debentures”) (collectively, the “Debenture Trust Indenture”), as described in the Management Information Circular (the “Circular”) of the Trust dated October 15, 2009 and as set forth in the supplemental trust indenture (the “Supplemental Trust Indenture”) substantially in the form attached as Appendix “B” to the Circular are hereby approved and authorized;

(b)	the Debenture Trustee is hereby authorized and directed to concur in, execute and deliver one or more Supplemental Trust Indentures to the Debenture Trust Indenture which give effect to the amendments to the Debenture Trust Indenture as substantially set out in Appendix “B” to the Circular and all amendments incidental or ancillary thereto;

(c)	the Debenture Trustee is hereby authorized and directed to execute and to cause to be executed on behalf of the holders of the Debentures or to deliver or cause to be delivered all such documents, agreements and instruments and to do or cause to be done all such other acts and things as the Trust and the Administrator and their advisors shall determine to be necessary or desirable to carry out the intent of this Extraordinary Resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document, agreement or instrument or the doing of any such act or thing;

(d)	notwithstanding that this Extraordinary Resolution has been passed by the holders of the Debentures or the holders of either the 2010 Debentures or the 2011 Debentures, the Administrator on behalf of the Trust is authorized, without further notice to or approval of the holders of the Debentures, to (i) amend the Supplemental Trust Indenture, (ii) not proceed with the transactions contemplated by the entering into of the Supplemental Trust Indenture, or (iii) proceed with amendments solely to the 2010 Debentures or solely to the 2011 Debentures, as set out or contemplated in this Extraordinary Resolution;

(e)	any officer or director of the Administrator on its own behalf and on behalf of the Trust is hereby authorized and directed to execute and deliver all documents and to do all other acts or things as such individual may, in his or her sole discretion, determine to be appropriate from time to time to give effect to the foregoing, such determination to be conclusively evidenced by the execution and delivery by such individual of such documents or the doing of such other acts or things; and

(f)	the Debenture Trustee is hereby authorized and directed to execute and deliver all documents and to do all other acts or things as the Debenture Trustee may determine to be necessary or appropriate from time to time to give effect to the foregoing, such determination to be conclusively evidenced by the execution and delivery by the Debenture Trustee of such documents or the doing of such other acts or things.

APPENDIX “B”

FOURTH SUPPLEMENTAL TRUST INDENTURE

This Fourth Supplemental Trust Indenture is entered into as of the • day of •, 2009 among:

PARAMOUNT ENERGY TRUST, an open ended trust governed under the laws of the Province of Alberta and having its head office in the City of Calgary, in the Province of Alberta (hereinafter called the “Trust” or “PET”)

- and -

PARAMOUNT ENERGY OPERATING CORP., a corporation existing under the laws of the Province of Alberta and having its head office in the City of Calgary, in the Province of Alberta (hereinafter called “PEOC” or the “Corporation”)

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the federal laws of Canada having an office in the City of Calgary, in the Province of Alberta in its capacity as trustee under a trust indenture dated August 10, 2004 with the Trust and the Corporation (hereinafter called the “Debenture Trustee”)

WITNESSETH THAT:

WHEREAS the Trust, the Corporation and the Debenture Trustee entered into (i) a trust indenture (the “Principal Indenture”) dated August 10, 2004 to provide for the creation and issuance of debentures for the Trust’s investment purposes (ii) a first supplemental trust indenture (the “First Supplemental Indenture”) dated April 26, 2005 to provide for the creation and issuance of 6.25% convertible unsecured subordinated debentures due June 30, 2010 (the “2010 Debentures”) and (iii) a second supplemental trust indenture (the “Second Supplemental Indenture”) dated April 6, 2006 to provide for the creation and issuance of 6.25% convertible unsecured subordinated debentures due April 30, 2011 (the “2011 Debentures”) and together with the 2010 Debentures, the “Debentures”) (the Principal Indenture, First Supplemental Indenture and Second Supplemental Indenture are, collectively, the “Indenture”);

AND WHEREAS Article 16 of the Principal Indenture provides that the Debenture Trustee and the Trust may enter into indentures supplemental to the Indenture to give effect to any Extraordinary Resolution (as defined in the Indenture) passed as provided in Article 13 of the Principal Indenture;

AND WHEREAS the holders of the Debentures have approved an Extraordinary Resolution to provide for certain amendments to the Debentures and to enter into this fourth supplemental trust indenture (this “Supplemental Indenture”) with the Debenture Trustee to provide for such amendments, which Supplemental Indenture and Indenture will govern the terms of the Debentures;

AND WHEREAS all necessary acts and proceedings have been done and taken and all necessary resolutions have been passed, including an Extraordinary Resolution to authorize the execution and delivery of this Supplemental Indenture, to make the same effective and binding upon the Trust, and to amend the Debentures, when authenticated by the Debenture Trustee and issued as provided in the Indenture and this Supplemental Indenture, valid, binding and legal obligations of the Trust with the benefit and subject to the terms of the Indenture and this Supplemental Indenture;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Trust and not by the Debenture Trustee.

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NOW THEREFORE it is hereby covenanted, agreed and declared as follows:

ARTICLE 1

DEFINITIONS AND AMENDMENTS TO INDENTURE

1.1	Definitions

All capitalized terms not defined herein shall have the meanings given to them in the Indenture.

1.2	Amendments to Indenture

This Supplemental Indenture is supplemental to the Indenture and the Indenture and this Supplemental Indenture shall hereafter be read together and shall have effect, so far as practicable, with respect to the Debentures as if all the provisions of the Indenture and this Supplemental Indenture were contained in one instrument. The Indenture is and shall remain in full force and effect with regards to all matters governing the Debentures, except as the Indenture is amended, superseded, modified or supplemented by this Supplemental Indenture. Except as otherwise set forth in this Supplemental Indenture, any references in the text of this Supplemental Indenture to section numbers, article numbers, “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions refer to the Indenture unless otherwise qualified.

ARTICLE 2

THE DEBENTURES

2.1	Terms of Debentures

The terms of the Debentures as set forth in the First Supplemental Indenture and Second Supplemental Indenture are amended by deleting Sections 2.1(a) through (k) of each of the First Supplemental Indenture and Second Supplemental Indenture and replacing such Sections with the following Sections 2.1(a) through (k) as follows:

(a)	The Debentures are limited to an aggregate principal amount of $[155,243,000] Debentures which shall be designated as “Series 5, 6.75% Convertible Unsecured Subordinated Debentures”.

(b)	The Debentures shall be dated as of •, 2009, and shall bear interest from such date at the rate of 6.75% per annum, payable in semi-annual payments on October 31 and April 30 in each year, the first such payment to fall due on April 30, 2010 and the last such payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity Date of the Debentures), subject as hereinafter provided, to fall due on October 31, 2016, payable after as well as before maturity and after as well as before default, with interest on amounts in default at the same rate, compounded semi-annually. For certainty, subject to adjustment as hereinafter provided, the first interest payment will include interest accrued from •, 2009 to, but excluding, April 30, 2010, which will be equal to $• for each $1,000 principal amount of the Debentures.

(c)	The Debentures will be redeemable at the option of the Trust in accordance with the terms of Article 4, provided that the Debentures will not be redeemable on or before October 31, 2013, except in the event of the satisfaction of certain conditions after a Change of Control has occurred as outlined herein. Subsequent to October 31, 2013 and on or prior to October 31, 2014, the Debentures may be redeemed at the option of the Trust in whole or in part from time to time on notice as provided for in Section 4.3 at a Redemption Price of $1,050 per $1,000 principal amount of Debentures and, in addition thereto, at the time of redemption, the Trust shall pay to the holder accrued and unpaid interest. After October 31, 2014 and prior to October 31, 2015, the Debentures may be redeemed at the option of the Trust in whole or in part from time to time on notice as provided for in Section 4.3 hereof at a Redemption Price of $1,025 per $1,000 principal amount of Debentures and, in addition thereto, at the time of redemption, the Trust shall pay to the holder accrued and unpaid interest. After October 31, 2015 and prior to maturity, the Debentures may be redeemed at the option of the Trust in whole or in part from time to time on notice as provided for in Section 4.3 hereof at a Redemption Price of $1,000 per $1,000 principal amount of Debentures and, in addition thereto, at the time of redemption, the Trust shall pay to the holder accrued and unpaid interest.

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The Redemption Notice for the Debentures shall be in the form of Schedule B to this Supplemental Indenture. In connection with the redemption of the Debentures, the Trust may, at its option and subject to the provisions of Section 4.6 and subject to regulatory approval, elect to satisfy its obligation to pay all or a portion of the aggregate Redemption Price of the Debentures to be redeemed by issuing and delivering to the holders of such Debentures, such number of Freely Tradeable Trust Units as is obtained by dividing the Redemption Price by 95% of the Current Market Price in effect on the Redemption Date. Interest accrued and unpaid on the Debentures to be redeemed on the Redemption Date will be paid to holders of Debentures, in cash, in the manner contemplated in Section 4.5. If the Trust elects to exercise such option, it shall so specify and provide details in the Redemption Notice.

(d)	The Debentures will be subordinated to the Senior Indebtedness of the Trust in accordance with the provisions of Article 5.

(e)	Upon and subject to the provisions and conditions of Article 6, and upon delivering a conversion notice in the form attached to this Supplemental Indenture as Schedule D, the holder of each Debenture shall have the right at such holder’s option, at anytime when the register of the Debenture Trustee is open, prior to the close of business on October 31, 2016, as applicable, and the last Business Day immediately preceding the date specified by the Trust for redemption of the Debentures by notice to the holders of Debentures in accordance with Section 2.1(c) of this Supplemental Indenture and Section 4.3 (the earlier of which will be the “Time of Expiry” for the purposes of Article 6 in respect of the Debentures), to convert any part in excess of $1,000, which is $1,000 or an integral multiple thereof, of the principal amount of such Debenture into Trust Units at the Conversion Price in effect on the Date of Conversion (as defined in Section 6.4(b)).

The Conversion Price in effect on the date hereof for each Trust Unit to be issued upon the conversion of Debentures shall be equal to $8.40 such that approximately 119.0476 Trust Units shall be issued for each $1,000 principal amount of Debentures so converted. No adjustment in the number of Trust Units to be issued upon conversion will be made for distributions on Trust Units issuable upon conversion or for interest accrued on the Debentures which are surrendered for conversion; however, holders converting their Debentures will receive all interest which has accrued to but excluding the Date of Conversion (as defined in Section 6.4(b)) which has not been paid. The Conversion Price applicable to and the Trust Units, securities or other property receivable on the conversion of the Debentures is subject to adjustment pursuant to the provisions of Section 6.5.

Notwithstanding any other provisions of this Indenture, if a Debenture is surrendered for conversion on an Interest Payment Date or during the three preceding Business Days, the person or persons entitled to receive Trust Units in respect of the Debenture so surrendered for conversion shall not become the holder or holders of record of such Trust Units until the Business Day following such Interest Payment Date.

(f)	On maturity of the Debentures, the Trust may, at its option and subject to the provisions of Section 4.10 and subject to regulatory approval, elect to satisfy its obligation to pay all or a portion of the aggregate principal amount of the Debentures due on maturity by issuing and delivering to such holders of Debentures Freely Tradeable Trust Units pursuant to the provisions of Section 4.10. If the Trust elects to exercise such option, it shall deliver a maturity notice (the “Maturity Notice”) to the holders of the Debentures in the form of Schedule C to this Supplemental Indenture and provide the necessary details.

(g)

The Debentures shall be issued as Fully Registered Debentures in denominations of $1,000 and integral multiples of $1,000. Each Debenture and the certificate of the Debenture Trustee endorsed thereon shall be issued in substantially the form set out in Schedule A to this Supplemental Indenture, with such insertions, omissions, substitutions or other variations as shall be required or permitted by this Indenture, and may have imprinted or otherwise reproduced thereon such legend or legends or endorsements, not inconsistent with the provisions of the Indenture or this Supplemental Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities

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exchange or securities regulatory authority or to conform with general usage, all as may be determined by the directors of PEOC (on behalf of the Trust) executing such Debenture in accordance with Section 2.7 hereof, as conclusively evidenced by their execution of a Debenture. Each Debenture shall additionally bear such distinguishing letters and numbers as the Debenture Trustee shall approve. Notwithstanding the foregoing, a Debenture may be in such other form or forms as may, from time to time, be approved by a resolution of the directors of PEOC, on behalf of the Trust or as specified in an Officer’s Certificate. The Debentures may be engraved, lithographed, printed, mimeographed or typewritten or partly in one form and partly in another.

The Debentures shall be issued as Global Debentures and the Global Debentures will be registered in the name of the Depository for the Debentures which shall be CDS Clearing and Depository Services Inc. The Global Debentures shall be registered in the name of CDS Clearing and Depository Services Inc. (or any nominee of the Depository). No beneficial holder will receive definitive certificates representing their interest in Debentures except as provided in Section 3.2. A Global Debenture may be exchanged for Debentures in registered form that are not Global Debentures, or transferred to and registered in the name of a person other than the Depository for such Global Debentures or a nominee thereof as provided in Section 3.2. Effective on the date hereof, the Global Debentures issued in respect of each of the 2010 Debentures and 2011 Debentures shall be cancelled and replaced with the Global Debentures referred to in this Section 2.1(g).

(h)	Upon and subject to the provisions and conditions of Article 10, the Trust may elect, from time to time, to satisfy its Interest Obligation on the Debentures on any Interest Payment Date by delivering Trust Units to the Debenture Trustee.

(i)	Within 30 days following the occurrence of a Change of Control, and subject to the provisions and conditions of this Section 2.1(i), the Trust shall be obligated to offer in writing to each holder of Debentures (the “Offer”) to purchase the Debentures. The terms and conditions of such obligation are set forth below:

(i)	Within 30 days following the occurrence of a Change of Control, the Trust shall deliver to the Debenture Trustee, and the Debenture Trustee shall promptly deliver to the holders of the Debentures a notice stating that there has been a Change of Control and specifying the circumstances surrounding such event (a “Change of Control Notice”) together with the Offer to purchase all then outstanding Debentures made in accordance with the requirements of Applicable Securities Legislation at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, on such Debentures up to, but excluding, the date of acquisition by the Trust or a related party of such Debentures (the “Offer Price”) which Offer shall, unless otherwise provided under Applicable Securities Legislation, be open for acceptance thereof for a period of not less than 35 days and not more than 60 days and shall provide for payment to all Debenture holders who accept the Offer not later than the 60th day after the making of the Offer (collectively, the “Total Offer Price”).

(ii)	If 90% or more in aggregate principal amount of the Debentures outstanding on the date the Trust provides the Change of Control Notice and the Offer to holders of the Debentures have been tendered for purchase pursuant to the Offer on the expiration thereof, the Trust shall provide written notice to the Debenture Trustee, along with the aggregate Offer Price for the Debentures remaining outstanding at the expiration of the Offer, within 10 days following the expiration of the Offer, that it is redeeming and shall redeem all the Debentures remaining outstanding on the expiration of the Offer at the aggregate Offer Price for such Debentures remaining outstanding (the “90% Redemption Right”).

(iii)	Upon receipt of notice that the Trust is acquiring the remaining Debentures pursuant to the 90% Redemption Right, the Debenture Trustee shall promptly provide written notice to each Debentureholder that did not previously accept the Offer that:

(A)	the Trust has exercised the 90% Redemption Right and is purchasing all outstanding Debentures effective on the expiry of the Offer at the aggregate Offer Price for such remaining Debentures, and shall include a calculation of the amount payable to such holder as payment of the Total Offer Price;

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(B)	each such holder must transfer its Debentures to the Debenture Trustee on the same terms as those holders that accepted the Offer and must send its Debentures, duly endorsed for transfer, to the Debenture Trustee within 10 days after the sending of such notice; and

(C)	the rights of such holder under the terms of the Debentures, the Indenture and this Supplemental Indenture cease effective as of the date of expiry of the Offer provided the Trust has, on or before the time of notifying the Debenture Trustee of the redemption pursuant to the 90% Redemption Right, paid the aggregate Offer Price for such Debentures to, or to the order of, the Debenture Trustee and thereafter such Debentures shall not be considered to be outstanding and the holder shall not have any right except to receive such holder’s Offer Price upon surrender and delivery of such holder’s Debentures in accordance with the Indenture.

(iv)	The Trust shall, on or before 11:00 a.m., (Calgary time), on the Business Day immediately prior to the expiry of the Offer, deposit with the Debenture Trustee or any paying agent to the order of the Debenture Trustee, such sums of money as may be sufficient to pay the Offer Price for each Debenture to be purchased or redeemed by the Trust on the expiry of the Offer, provided the Trust may elect to satisfy this requirement by providing the Debenture Trustee with a cheque for such amounts required under this Section 2.1(j)(iv) post-dated to the date of expiry of the Offer. The Trust shall also deposit with the Debenture Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Debenture Trustee in connection with such purchase and/or redemption, as the case may be. Every such deposit shall be irrevocable. From the sums so deposited, the Debenture Trustee shall pay or cause to be paid to the holders of such Debentures, the Offer Price for each such Debenture to which they are entitled on the Trust’s purchase or redemption.

(v)	In the event that one or more of such Debentures being purchased in accordance with this Section 2.1(i) becomes subject to purchase in part only, upon surrender of such Debentures for payment of the Offer Price for each such Debenture, the Trust shall execute and the Debenture Trustee shall certify and deliver without charge to the holder thereof or upon the holder’s order, one or more Debentures for the portion of the principal amount of the Debentures not purchased.

(vi)	Debentures for which holders have accepted the Offer and Debentures which the Trust is redeeming in accordance with this Section 2.1(i) shall become due and payable at the Offer Price for each such Debenture on the date of expiry of the Offer, in the same manner and with the same effect as if it were the date of maturity specified in such Debentures, anything therein or herein to the contrary notwithstanding, and from and after such date of expiry of the Offer, if the money necessary to purchase or redeem the Debentures shall have been deposited as provided in this Section 2.1(i) and affidavits or other proofs satisfactory to the Debenture Trustee as to the publication and/or mailing of such notices shall have been lodged with it, interest on the Debentures shall cease. If any question shall arise as to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Debenture Trustee whose decision shall be final and binding upon all parties in interest.

(vii)

In case the holder of any Debenture to be purchased or redeemed in accordance with this Section 2.1(i) shall fail on or before the date of expiry of the Offer so to surrender such holder’s Debenture or shall not within such time accept payment of the monies payable, or give such receipt therefor, if any, as the Debenture Trustee may require, such monies may be set aside in trust, either in the deposit department of the Debenture Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the Debentureholder of the sum so set aside and the Debentureholder shall have no other right except to receive payment of the monies

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so paid and deposited, upon surrender and delivery up of such holder’s Debenture. In the event that any money required to be deposited hereunder with the Debenture Trustee or any depository or paying agent on account of principal, premium, if any, or interest, if any, on Debentures issued hereunder shall remain so deposited for a period of six years from the date of expiry of the Offer, then such monies, together with any accumulated interest thereon, shall at the end of such period be paid over or delivered over by the Debenture Trustee or such depository or paying agent to the Trust and the Debenture Trustee shall not be responsible to Debentureholders for any amounts owing to them. Notwithstanding the foregoing, the Debenture Trustee will pay any remaining funds deposited hereunder prior to the expiry of six years after the date of expiry of the Offer to the Trust upon receipt from the Trust, or one of its Subsidiaries, of an uncontested letter of credit from a Canadian chartered bank in an amount equal to or in excess of the amount of the remaining funds. If the remaining funds are paid to the Trust prior to the expiry of six years after the date of expiry of the Offer, the Trust shall reimburse the Debenture Trustee for any amounts required to be paid by the Debenture Trustee to a holder of a Debenture pursuant to the Offer after the date of such payment of the remaining funds to the Trust but prior to six years after the date of expiry of the Offer.

(viii)	Subject to the provisions above related to Debentures purchased in part, all Debentures redeemed and paid under this Section 2.1(i) shall forthwith be delivered to the Debenture Trustee and cancelled and no Debentures shall be issued in substitution therefor.

(j)	The Debenture Trustee shall be provided with the documents and instruments referred to in Sections 2.5(b), (c) and (d) with respect to the Debentures prior to the issuance of the Debentures.

(k)	PEOC may, at any time and from time to time, in its sole discretion, request that the Debenture Trustee make reasonable efforts, as practicable in the circumstances, to obtain declarations as to beneficial ownership of Debentures, perform residency searches of holders of Debentures and beneficial holders of Debentures mailing address lists and take such other steps specified by PEOC to determine or estimate as best possible the residence of the beneficial owners of Debentures. If at any time the board of directors of PEOC, in its sole discretion, determines that it is in the best interest of the Trust, PEOC may: (i) require the Debenture Trustee to refuse to accept a subscription for the Debentures from, or issue or register a transfer of Trust Units to, a person unless the person provides a declaration to PEOC that the Debentures to be issued or transferred to such person will not when issued or transferred be beneficially owned by a non resident of Canada; (ii) to the extent practicable in the circumstances, send a notice to registered holders of the Debentures which are beneficially owned by non-residents of Canada, chosen in inverse order to the order of acquisition or registration of such Debentures beneficially owned by non-residents of Canada or in such other manner as PEOC may consider equitable and practicable, requiring them to sell their Debentures which are beneficially owned by non-residents of Canada or a specified portion thereof within a specified period of not less than 60 days. If the holders of Debentures receiving such notice have not sold the specified number of such Debentures or provided PEOC with satisfactory evidence that such Debentures are not beneficially owned by non-residents within such period, PEOC may, on behalf of such registered holder of Debentures, sell such Debentures and, in the interim, suspend the rights attached to such Debentures; and (iii) take such other actions as the board of directors of PEOC determines, in its sole discretion, are appropriate in the circumstances that will reduce or limit the number of Debentures held by non-residents to ensure that the Trust is not maintained primarily for the benefit of non-residents of Canada.

ARTICLE 3

ADDITIONAL MATTERS

3.1	Confirmation of Indenture

The Indenture, as amended and supplemented by this Supplemental Indenture, is in all respects confirmed.

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3.2	Acceptance of Trusts

The Debenture Trustee hereby accepts the trusts in this Supplemental Indenture declared and provided for and agrees to perform the same upon the terms and conditions and subject to the provisions set forth in the Indenture.

3.3	Governing Law

This Supplemental Indenture shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated, in all respects, as an Alberta contract.

3.4	Further Assurances

The parties shall, with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Supplemental Indenture, and each party shall provide such further documents or instruments required by the other party as may be reasonably necessary or desirable to effect the purpose of this Supplemental Indenture and carry out its provisions.

3.5	Counterparts

This Supplemental Indenture may be executed by the parties in separate counterparts each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

PARAMOUNT ENERGY TRUST, by Paramount Energy Operating Corp. (as attorney-in-fact and agent of Computershare Trust Company of Canada)

Per:
Cameron R. Sebastian
Vice President, Finance and Chief Financial Officer

PARAMOUNT ENERGY OPERATING CORP.

Per:
Cameron R. Sebastian
Vice President, Finance and Chief Financial Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:

Per:

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SCHEDULE “A”

TO THE FOURTH SUPPLEMENTAL TRUST INDENTURE AMONG

PARAMOUNT ENERGY TRUST, PARAMOUNT ENERGY OPERATING CORP. AND

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF DEBENTURE

This Debenture is a Global Debenture within the meaning of the Indenture herein referred to and is registered in the name of a Depository or a nominee thereof. This Debenture may not be transferred to or exchanged for Debentures registered in the name of any person other than the Depository or a nominee thereof and no such transfer may be registered except in the limited circumstances described in the Indenture. Every Debenture authenticated and delivered upon registration of, transfer of, or in exchange for, or in lieu of, this Debenture shall be a Global Debenture subject to the foregoing, except in such limited circumstances described in the Indenture.

Unless this Certificate is presented by an authorized representative of CDS Clearing and Depository Services Inc. (“CDS”) to the Issuer or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & CO., or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & CO. or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered holder hereof, CDS & CO., has an interest herein.

CUSIP/ISIN – •/•
No. •·	$•

PARAMOUNT ENERGY TRUST

(A trust governed by the laws of Alberta)

6.75% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURE

DUE OCTOBER 31, 2016

PARAMOUNT ENERGY TRUST (the “Trust”) for value received hereby acknowledges itself indebted and, subject to the provisions of the trust indenture (the “Indenture”) dated as of August 10, 2004, as amended and supplemented by the fourth supplemental indenture (the “Supplemental Indenture”) dated as of •, 2009, among the Trust, Paramount Energy Operating Corp. and Computershare Trust Company of Canada (the “Debenture Trustee”), promises to pay to the registered holder hereof on October 31, 2016 or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Supplemental Indenture (the “Maturity Date”) the principal sum of • Dollars ($•) in lawful money of Canada on presentation and surrender of this Debenture (as defined herein) at the main branch of the Debenture Trustee in Calgary, Alberta or Toronto, Ontario in accordance with the terms of the Indenture and the Supplemental Indenture and, subject as hereinafter provided, to pay interest on the principal amount hereof from the date hereof, or from the last Interest Payment Date to which interest shall have been paid or made available for payment hereon, whichever is later, at the rate of 6.75% per annum, in like money, in arrears in equal (with the exception of the first interest payment which will include interest from •, 2009 to but excluding April 30, 2010 as set forth below) semi-annual instalments (less any tax required by law to be deducted) of $• per $1,000 of principal amount of the Debentures on October 31 and April 30 in each year commencing on April 30, 2010 and the last payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity Date) to fall due on the Maturity Date and, should the Trust at any time make default in the payment of any principal or interest, to pay interest on the amount in default at the same rate, in like money and on the same dates. The first interest payment will include interest accrued from and including •, 2009 to, but excluding April 30, 2010, which will be equal to $• for each $1,000 principal amount of the Debentures.

Interest hereon shall be payable by cheque mailed by prepaid ordinary mail or by electronic transfer of funds to the registered holder hereof and, subject to the provisions of the Indenture, the mailing of such cheque shall, to the extent of the sum represented thereby (plus the amount of any tax withheld), satisfy and discharge all liability for interest on this Debenture.

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This Debenture is one of the 6.75% Convertible Extendible Unsecured Subordinated Debentures (referred to herein as the “Debenture”) of the Trust issued or issuable in one or more series under the provisions of the Indenture. The Debentures authorized for issue immediately are limited to an aggregate principal amount of $[155,243,000] in lawful money of Canada. Reference is hereby expressly made to the Indenture and the Supplemental Indenture for a description of the terms and conditions upon which the Debentures are or are to be issued and held and the rights and remedies of the holders of the Debentures and of the Trust and of the Debenture Trustee, all to the same effect as if the provisions of the Indenture were herein set forth to all of which provisions the holder of this Debenture by acceptance hereof assents.

The Debentures are issuable only in denominations of $1,000 and integral multiples thereof. Upon compliance with the provisions of the Indenture, Debentures of any denomination may be exchanged for an equal aggregate principal amount of Debentures in any other authorized denomination or denominations.

The whole, or if this Debenture is a denomination in excess of $1,000, any part which is $1,000 or an integral multiple thereof, of the principal of this Debenture is convertible, at the option of the holder hereof, upon surrender of this Debenture at the principal office of the Debenture Trustee in Calgary, Alberta or Toronto, Ontario, at any time prior to the close of business on the Maturity Date or, if this Debenture is called for redemption on or prior to such date, then up to but not after the close of business on the last Business Day immediately preceding the date specified for redemption of this Debenture, into Trust Units (without adjustment for interest accrued hereon or for dividends or distributions on Trust Units issuable upon conversion) at a conversion price of $8.40 (the “Conversion Price”) per Trust Unit, being a rate of approximately 119.0476 Trust Units for each $1,000 principal amount of Debentures, all subject to the terms and conditions and in the manner set forth in the Indenture. No Debentures may be converted during the three Business Days preceding and including October 31 and April 30 in each year, commencing April 30, 2010, as the registrars of the Debenture Trustee will be closed during such periods. The Indenture makes provision for the adjustment of the Conversion Price in the events therein specified. No fractional Trust Units will be issued on any conversion but in lieu thereof, the Trust will satisfy such fractional interest by a cash payment equal to the market price of such fractional interest determined in accordance with the Indenture. Holders converting their Debentures will receive accrued and unpaid interest thereon. If a Debenture is surrendered for conversion on an Interest Payment Date or during the three preceding Business Days, the person or persons entitled to receive Trust Units in respect of the Debenture so surrendered for conversion shall not become the holder or holders of record of such Trust Units until the Business Day following such Interest Payment Date.

This Debenture may be redeemed at the option of the Trust on the terms and conditions set out in the Indenture at the redemption price therein and herein set out provided that this Debenture is not redeemable on or before October 31, 2013, except in the event of the satisfaction of certain conditions after a Change of Control has occurred. After October 31, 2013, and on or prior to October 31, 2014, the Debentures are redeemable at the option of the Trust at a price equal to $1,050 per $1,000 principal amount of Debentures and, in addition thereto, at the time of redemption, the Trust shall pay to the holder accrued and unpaid interest and otherwise on the terms and conditions described in the Indenture. After October 31, 2014, and prior to October 31, 2015, the Debentures are redeemable at the option of the Trust at a price equal to $1,025 per $1,000 principal amount of Debentures and, in addition thereto, at the time of redemption, the Trust shall pay to the holder accrued and unpaid interest and otherwise on the terms and conditions described in the Indenture. After October 31, 2014 and prior to maturity the Debentures are redeemable at the option of the Trust at a price equal to $1,000 per $1,000 principal amount of Debentures and, in addition thereto, at the time of redemption, the Trust shall pay to the holder accrued and unpaid interest and otherwise on the terms and conditions described in the Indenture. The Trust may, on notice as provided in the Indenture, at its option and subject to any applicable regulatory approval, elect to satisfy its obligation to pay all or any portion of the applicable Redemption Price by the issue of that number of Trust Units obtained by dividing the applicable Redemption Price by 95% of the weighted average trading price of the Trust Units on the Toronto Stock Exchange for the 20 consecutive trading days ending on the fifth trading day preceding the Redemption Date.

Upon the occurrence of a Change of Control of the Trust, the Trust is required to make an offer to purchase all of the Debentures at a price equal to 101% of the principal amount of such Debentures plus accrued and unpaid interest (if any) up to, but excluding, the date the Debentures are so repurchased (the “Offer”). If 90% or

3

more of the principal amount of all Debentures outstanding on the date the Trust provides notice of a Change of Control to the Debenture Trustee have been tendered for purchase pursuant to the Offer, the Trust shall redeem all the remaining outstanding Debentures on the same date and at the same price.

If a takeover bid for Debentures, within the meaning of the Applicable Securities Legislation, is made and 90% or more of the principal amount of all the debentures issued pursuant to the Indenture (other than debentures held at the date of the takeover bid by or on behalf of the Offeror, Associates or Affiliates of the Offeror or anyone acting jointly or in concert with the Offeror) are taken up and paid for by the Offeror, the Offeror will be entitled to acquire the Debentures of those holders who did not accept the offer on the same terms as the Offeror acquired the first 90% of the principal amount of the debentures issued pursuant to the Supplemental Indenture.

The Trust may, on notice as provided in the Indenture, at its option and subject to any applicable regulatory approval, elect to satisfy the obligation to repay all or any portion of the principal amount of this Debenture due on the Maturity Date by the issue of that number of Freely Tradeable Trust Units obtained by dividing the principal amount of this Debenture to be paid for in Trust Units pursuant to the exercise by the Trust of the Unit Repayment Right by 95% of the weighted average trading price of the Trust Units on the Toronto Stock Exchange for the 20 consecutive trading days ending on the fifth trading day preceding the Maturity Date.

The indebtedness evidenced by this Debenture, and by all other Debentures now or hereafter certified and delivered under the Indenture, is a direct unsecured obligation of the Trust, and is subordinated in right of payment, to the extent and in the manner provided in the Indenture, to the prior payment of all Senior Indebtedness (including any indebtedness to trade creditors), whether outstanding at the date of the Indenture or thereafter created, incurred, assumed or guaranteed.

The principal hereof may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

The Indenture contains provisions that PEOC may, at any time and from time to time, in its sole discretion, request that the Debenture Trustee make reasonable efforts, as practicable in the circumstances, to obtain declarations as to beneficial ownership of Debentures, perform residency searches of holders of Debentures and beneficial holders of Debentures mailing address lists and take such other steps specified by PEOC to determine or estimate as best possible the residence of the beneficial owners of Debentures. If at any time the board of directors of PEOC, in its sole discretion, determines that it is in the best interest of the Trust, PEOC may: (i) require the Debenture Trustee to refuse to accept a subscription for the Debentures from, or issue or register a transfer of Trust Units to, a person unless the person provides a declaration to PEOC that the Debentures to be issued or transferred to such person will not when issued or transferred be beneficially owned by a non resident of Canada; (ii) to the extent practicable in the circumstances, send a notice to registered holders of the Debentures which are beneficially owned by non-residents of Canada, chosen in inverse order to the order of acquisition or registration of such Debentures beneficially owned by non-residents of Canada or in such other manner as PEOC may consider equitable and practicable, requiring them to sell their Debentures which are beneficially owned by non-residents of Canada or a specified portion thereof within a specified period of not less than 60 days. If the holders of Debentures receiving such notice have not sold the specified number of such Debentures or provided PEOC with satisfactory evidence that such Debentures are not beneficially owned by non-residents within such period, PEOC may, on behalf of such registered holder of Debentures, sell such Debentures and, in the interim, suspend the rights attached to such Debentures; and (iii) take such other actions as the board of directors of PEOC determines, in its sole discretion, are appropriate in the circumstances that will reduce or limit the number of Debentures held by non-residents to ensure that the Trust is not maintained primarily for the benefit of non-residents of Canada.

The Indenture contains provisions making binding upon all holders of Debentures outstanding thereunder (or in certain circumstances specific series of Debentures) resolutions passed at meetings of such holders held in accordance with such provisions and instruments signed by the holders of a specified majority of Debentures outstanding (or specific series), which resolutions or instruments may have the effect of amending the terms of this Debenture or the Indenture.

4

The Indenture contains provisions disclaiming any personal liability on the part of holders of Trust Units, officers and directors of Paramount Energy Operating Corp. or the trustee, manager and other agents of the Trust in respect of any obligation or claim arising out of the Indenture or this Debenture.

This Debenture may only be transferred, upon compliance with the conditions prescribed in the Indenture, in one of the registers to be kept at the principal office of the Debenture Trustee in Calgary, Alberta or Toronto, Ontario and in such other place or places and/or by such other registrars (if any) as the Trust with the approval of the Debenture Trustee may designate. No transfer of this Debenture shall be valid unless made on the register by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in form and substance satisfactory to the Debenture Trustee or other registrar, and upon compliance with such reasonable requirements as the Debenture Trustee and/or other registrar may prescribe and upon surrender of this Debenture for cancellation. Thereupon a new Debenture or Debentures in the same aggregate principal amount shall be issued to the transferee in exchange hereof.

This Debenture shall not become obligatory for any purpose until it shall have been certified by the Debenture Trustee under the Indenture.

Capitalized words or expressions used in this Debenture shall, unless otherwise defined herein, have the meaning ascribed thereto in the Indenture and the Supplemental Indenture.

IN WITNESS WHEREOF PARAMOUNT ENERGY TRUST has caused this Debenture to be signed by its authorized representatives as of the • day of •, 2009.

PARAMOUNT ENERGY TRUST, by Paramount Energy Operating Corp. (as attorney-in-fact and agent of Computershare Trust Company of Canada)

Per:

Countersigned by:

COMPUTERSHARE TRUST COMPANY OF CANADA, as Debenture Trustee

Per:

(FORM OF DEBENTURE TRUSTEE’S CERTIFICATE)

This Debenture is one of the 6.75% Convertible Extendible Unsecured Subordinated Debentures due October 31, 2016 referred to in the Supplemental Indenture within mentioned.

COMPUTERSHARE TRUST COMPANY OF CANADA, as Debenture Trustee

Per:
(Authorized Officer)

(FORM OF REGISTRATION PANEL)

(No writing hereon except by Debenture Trustee or other registrar)

Date of Registration	In Whose Name Registered	Signature of Debenture Trustee or Registrar

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto                                                      , whose address and social insurance number, if applicable, are set forth below, this Debenture (or $                     principal amount hereof*) of PARAMOUNT ENERGY TRUST standing in the name(s) of the undersigned in the register maintained by the Trust with respect to such Debenture and does hereby irrevocably authorize and direct the Debenture Trustee to transfer such Debenture in such register, with full power of substitution in the premises.

Dated:

Address of Transferee:
(Street Address, City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable:

*If less than the full principal amount of the within Debenture is to be transferred, indicate in the space provided the principal amount (which must be $1,000 or an integral multiple thereof, unless you hold a Debenture in a non-integral multiple of 1,000 by reason of your having exercised your right to exchange upon the making of an Offer, in which case such Debenture is transferable only in its entirety) to be transferred.

1.	The signature(s) to this assignment must correspond with the name(s) as written upon the face of this Debenture in every particular without alteration or any change whatsoever. The signature(s) must be guaranteed by a Canadian chartered bank or trust company or by a member of an acceptable Medallion Guarantee Program. Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: “SIGNATURE GUARANTEED”.

2.	The registered holder of this Debenture is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Debenture.

Signature of Guarantor:

Authorized Officer	Signature of transferring registered holder

Name of Institution

EXHIBIT “1”

TO CDS GLOBAL DEBENTURE

PARAMOUNT ENERGY TRUST

6.75% CONVERTIBLE EXTENDIBLE UNSECURED SUBORDINATED DEBENTURES

DUE OCTOBER 31, 2016

Initial Principal Amount: $•	CUSIP/ISIN – •/•

Authorization:

ADJUSTMENTS

Date	Amount of Increase	Amount of Decrease	New Principal Amount	Authorization

SCHEDULE “B”

TO THE FOURTH SUPPLEMENTAL TRUST INDENTURE AMONG

PARAMOUNT ENERGY TRUST,

PARAMOUNT ENERGY OPERATING CORP. AND

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF REDEMPTION NOTICE

PARAMOUNT ENERGY TRUST

6.75% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES

REDEMPTION NOTICE

To:	Holders of 6.75% Convertible Unsecured Subordinated Debentures (the “Debentures”) of Paramount Energy Trust (the “Trust”)

Note:	All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 4.3 of the trust indenture (the “Indenture”) dated as of August 10, 2004 among the Trust, Paramount Energy Operating Corp. (“PEOC”) and Computershare Trust Company of Canada (the “Debenture Trustee”) and the fourth supplemental trust indenture dated as of •, 2009 among the Trust, PEOC and the Debenture Trustee, that the aggregate principal amount of $• of the $• of Debentures outstanding will be redeemed as of • (the “Redemption Date”), upon payment of a redemption amount of $· for each $1,000 principal amount of Debentures, being equal to the aggregate of (i) $• (the “Redemption Price”), and (ii) all accrued and unpaid interest hereon to but excluding the Redemption Date (collectively, the “Total Redemption Price”).

The Total Redemption Price will be payable upon presentation and surrender of the Debentures called for redemption at the following corporate trust office:

Computershare Trust Company of Canada

Suite 710, 530-8th Avenue, SW

Calgary AB T2P 3S8

The interest upon the principal amount of Debentures called for redemption shall cease to be payable from and after the Redemption Date, unless payment of the Total Redemption Price shall not be made on presentation for surrender of such Debentures at the above-mentioned corporate trust office on or after the Redemption Date or prior to the setting aside of the Total Redemption Price pursuant to the Indenture.

[Pursuant to Section 4.6 of the Indenture, the Trust hereby irrevocably elects to satisfy its obligation to pay $• of the Redemption Price payable to holders of Debentures in accordance with this notice by issuing and delivering to the holders that number of Freely Tradable Trust Units obtained by dividing the Redemption Price by 95% of the Current Market Price of the Trust Units.

No fractional Trust Units shall be delivered upon the exercise by the Trust of the above-mentioned redemption right but, in lieu thereof, the Trust shall pay the cash equivalent thereof determined on the basis of the Current Market Price of Trust Units on the Redemption Date (less any tax required to be deducted, if any).

In this connection, upon presentation and surrender of the Debentures for payment on the Redemption Date, the Trust shall, on the Redemption Date, make the delivery to the Debenture Trustee, at the above-mentioned corporate trust office, for delivery to and on account of the holders, of certificates representing the Freely Tradable Trust Units to which holders are entitled together with the cash equivalent in lieu of fractional Trust Units, cash for all accrued and unpaid interest up to, but excluding, the Redemption Date, and, if only a portion of the Debentures are to be redeemed by issuing Freely Tradable Trust Units, cash representing the balance of the Redemption Price.]

DATED:

PARAMOUNT ENERGY TRUST, by Paramount Energy Operating Corp. (as attorney-in-fact and agent of Computershare Trust Company of Canada)

Per:
(Authorized Director or Officer of Paramount Energy Operating Corp.)

SCHEDULE “C”

TO THE FOURTH SUPPLEMENTAL TRUST INDENTURE AMONG

PARAMOUNT ENERGY TRUST,

PARAMOUNT ENERGY OPERATING CORP. AND

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF MATURITY NOTICE

To:	Holders of 6.75% Convertible Unsecured Subordinated Debentures (the “Debentures”) of Paramount Energy Trust (the “Trust”)

Note:	All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 4.10(b) of the trust indenture (the “Indenture”) dated as of August 10, 2004 among the Trust, Paramount Energy Operating Corp. and Computershare Trust Company of Canada, as trustee (the “Debenture Trustee”), that the Debentures are due and payable as of October 31, 2016, or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the fourth supplemental trust indenture dated •, 2009 among the Trust, Paramount Energy Operating Corp. and Computershare Trust Company of Canada (the “Supplemental Debenture”) (the “Maturity Date”) and the Trust elects to satisfy its obligation to pay to holders of the Debentures (as such term is defined in Supplemental Debenture) the principal amount of all of the Debentures outstanding on the Maturity Date by issuing and delivering to the holders that number of Freely Tradeable Trust Units equal to the number obtained by dividing such principal amount of the Debentures by 95% of the Current Market Price of Trust Units on the Maturity Date.

No fractional Trust Units shall be delivered on exercise by the Trust of the above mentioned repayment right but, in lieu thereof, the Trust shall pay the cash equivalent thereof determined on the basis of the Current Market Price of Trust Units on the Maturity Date (less any tax required to be deducted, if any).

In this connection, upon presentation and surrender of the Debentures for payment on the Maturity Date, the Trust shall, on the Maturity Date, make delivery to the Debenture Trustee, at its principal corporate trust office in Calgary, Alberta, for delivery to and on account of the holders, of certificates representing the Freely Tradeable Trust Units to which holders are entitled together with the cash equivalent in lieu of fractional Trust Units, cash for all accrued and unpaid interest up to, but excluding, the Maturity Date and if only a portion of the Debentures are to be repaid by issuing Freely Tradeable Trust Units, cash representing the balance of the principal amount and premium (if any) due on the Maturity Date.

DATED: —

PARAMOUNT ENERGY TRUST, by Paramount Energy Operating Corp. (as attorney-in-fact and agent of Computershare Trust Company of Canada)

Per:
(Authorized Director or Officer of Paramount Energy Operating Corp.)

SCHEDULE “D”

TO THE FOURTH SUPPLEMENTAL TRUST INDENTURE AMONG

PARAMOUNT ENERGY TRUST,

PARAMOUNT ENERGY OPERATING CORP. AND

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF NOTICE OF CONVERSION

CONVERSION NOTICE

TO:	PARAMOUNT ENERGY TRUST

Note:	All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

The undersigned registered holder of 6.75% Convertible Unsecured Subordinated Debentures bearing Certificate No. • irrevocably elects to convert such Debentures (or $• principal amount thereof*) in accordance with the terms of the Indenture referred to in such Debentures and tenders herewith the Debentures, and, if applicable, directs that the Trust Units of Paramount Energy Trust issuable upon a conversion be issued and delivered to the person indicated below. (If Trust Units are to be issued in the name of a person other than the holder, all requisite transfer taxes must be tendered by the undersigned).

Dated:
(Signature of Registered Holder)

*	If less than the full principal amount of the Debentures, indicate in the space provided the principal amount (which must be $1,000 or integral multiples thereof).

NOTE:	If Trust Units are to be issued in the name of a person other than the holder, the signature must be guaranteed by a chartered bank, a trust company or by a member of an acceptable Medallion Guarantee Program. The Guarantor must affix a stamp bearing the actual words: “SIGNATURE GUARANTEED”.

(Print name in which Trust Units are to be issued, delivered and registered)

Name:

(Address)

(City, Province and Postal Code)

Name of guarantor:

Authorized signature:

APPENDIX “C”

FAIRNESS OPINION OF NATIONAL BANK FINANCIAL INC.

PRIVATE AND CONFIDENTIAL

October 12, 2009

The Board of Directors of

Paramount Energy Operating Corp., Administrator of Paramount Energy Trust

Suite 3200, 605 – 5th Avenue SW

Calgary AB

T2P 3H5

To the Board of Directors:

National Bank Financial Inc. (“National Bank Financial”) understands that Paramount Energy Trust (“Paramount”) intends to propose to the holders of the “Series 2, 6.25% Convertible Extendible Unsecured Subordinated Debentures” due June 30, 2010 (the “2010 Debentures”) and to the holders of the “Series 3, 6.25% Convertible Unsecured Subordinated Debentures” due April 30, 2011 (the “2011 Debentures” and, together with the 2010 Debentures, the “Debentures”) of Paramount to consider certain amendments to the Debentures (as amended as proposed by Paramount, the “Amended Debentures”), which, if approved by the holders of the Debentures (collectively the “Debentureholders”), will result in:

(a)	extending the maturity date of the Debentures to October 31, 2016;

(b)	increasing the coupon payable on the Debentures by 0.50% from 6.25% to 6.75% per annum, payable in semi-annual payments on October 31 and April 30 in each year;

(c)	reducing the price at which the Debentures may be converted into trust units (“Trust Units”) as follows:

(i)	in the case of the 2010 Debentures, from $19.35 to $8.40 for each Trust Unit, representing a conversion rate of 119.0476 per $1,000 principal amount of Amended Debentures (rather than the current 51.6796 Trust Units per $1,000 principal amount of 2010 Debentures); and

(ii)	in the case of the 2011 Debentures, from $23.80 to $8.40 for each Trust Unit, representing a conversion rate of 119.0476 per $1,000 principal amount of Amended Debentures (rather than the current 42.0168 Trust Units per $1,000 principal amount of 2011 Debentures); and

Page: 1

(d)	the Amended Debentures not being redeemable at the option of the Trust prior to October 31, 2013. From October 31, 2013 to (but not including) October 31, 2014, the Amended Debentures will be redeemable in whole or in part at the option of the Trust, on not more than 60 days and not less than 40 days prior notice, at $1,050 per Amended Debenture, plus accrued and unpaid interest thereon. From October 31, 2014 to (but not including) October 31, 2015, the Amended Debentures will be redeemable in whole or in part at the option of the Trust, on not more than 60 days and not less than 40 days prior notice, at $1,025 per Amended Debenture, plus accrued and unpaid interest thereon. From and after October 31, 2015 and prior to maturity, the Amended Debentures will be redeemable in whole or in part at the option of the Trust, on not more than 60 days and not less than 40 days prior notice, at $1,000 per Amended Debenture, plus accrued and unpaid interest thereon.

We also understand that, except for the foregoing amendments (collectively, the “Debenture Amendments”), the terms of the Debentures will remain unchanged. We further understand that Paramount intends to seek the necessary approvals of the Debentureholders in respect of the Debenture Amendments as described in a management information circular and written consent and form of proxy (the “Debenture Materials”) to be provided to all Debentureholders.

Engagement of National Bank Financial

Pursuant to an engagement letter dated September 23, 2009 (the “Engagement Letter”), the board of directors of Paramount Energy Operating Corp. (the “Paramount Board”) retained the services of National Bank Financial in connection with the Debenture Amendments, which services included providing advice and assistance to the Paramount Board and the preparation and delivery to the Paramount Board of an opinion as to whether the Debenture Amendments, if adopted in their entirety, are fair from a financial point of view, to the holders of the 2010 Debentureholders and the holders of the 2011 Debentures, as the case may be (the “Opinion”). National Bank Financial has not been engaged to prepare a formal valuation of Paramount or any of its securities or assets for the purposes of this Opinion and this Opinion should not be construed as expressing any opinion as to the value of the Debentures or the Amended Debentures.

Relationship with Interested Parties

National Bank Financial is not an insider, associate or affiliate of Paramount.

National Bank Financial acts as a trader and dealer, both as principal and agent, in all major Canadian financial markets and, as such, may have had and may in the future have positions in the securities of Paramount and, from time to time, may have executed or may execute transactions on behalf of Paramount or affiliated entities from whom it received or may receive compensation. National Bank Financial, as an investment dealer, conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to Paramount.

Page: 2

National Bank Financial will receive a fee for its services as financial adviser to Paramount in connection with the Debenture Amendments, including fees that are contingent on the Debenture Amendments being approved by Debentureholders. In addition, National Bank Financial is to be reimbursed by Paramount for its reasonable out-of-pocket expenses and be indemnified in respect of certain liabilities that might arise out of its engagement. There are no understandings or agreements between National Bank Financial, Paramount or any of their respective affiliates or associates with respect to any future business dealings. However, National Bank Financial and its affiliates may, in the future, in the ordinary course of business, provide financial advisory, investment banking or other financial services to such parties. National Bank Financial is a wholly-owned subsidiary of a Canadian chartered bank, which bank is a lender to Paramount.

Credentials

National Bank Financial is a leading Canadian investment dealer whose businesses include corporate finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. National Bank Financial regularly provides valuations and fairness opinions with respect to proposed transactions and has been involved in a number of transactions involving fairness opinions and valuations of private and publicly-traded companies.

This Opinion is the opinion of National Bank Financial and the form and content hereof has been reviewed and approved for release by a group of directors and professionals of National Bank Financial, each of whom is experienced in merger, acquisition, divestiture, valuation, debt and equity capital markets and fairness opinion matters.

Scope of Review

In connection with rendering our Opinion, we have reviewed and relied upon, or carried out (as the case may be) the following:

(a)	applying convertible debenture and option pricing models in respect of the Debentures;

(b)	the trading prices and volumes of the 2010 Debentures on the Toronto Stock Exchange (the “TSX”) during the last 12 months;

(c)	the trading prices and volumes of the 2011 Debentures on the TSX during the last 12 months;

(d)	the trading prices and volumes of the Trust Units on the TSX during the last 12 months;

(e)	the trading prices and volumes of non-convertible, unsecured, subordinated debt of selected Canadian issuers;

(f)	the trading prices and volumes of convertible, unsecured, subordinated debt of selected Canadian issuers in respect of which we believe the convertibility feature has material value;

(g)	audited consolidated financial statements of Paramount for the years ended December 31, 2006 through December 31, 2008;

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(h)	unaudited consolidated financial statements of Paramount for the six month period ended June 30, 2009;

(i)	the trust indenture regarding the issue of convertible debentures dated August 10, 2004;

(j)	the first supplemental trust indenture dated April 26, 2005;

(k)	the second supplemental trust indenture dated April 6, 2006;

(l)	documents related to Paramount’s credit facility;

(m)	discussions with management with regard to, among other things, the business, operations, quality of assets and future prospects of Paramount; and

(n)	a draft of the Debenture Materials.

We have conducted such additional analyses and investigations as we considered to be appropriate in the circumstances for the purpose of arriving at the Opinion.

Assumptions and Limitations

We have relied upon, with the approval of the Paramount Board and as permitted in the Engagement Letter, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by or on behalf of Paramount, its affiliates and advisers or otherwise pursuant to our engagement, and our opinion is conditional upon such completeness, accuracy and fairness. We have not attempted to verify independently the accuracy or completeness of any such information, data, advice, opinions and representations.

This Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of Paramount as they are reflected in the information, data and other material (financial or otherwise) reviewed by us and as they were represented to National Bank Financial in our discussions with management of Paramount.

In our analysis and in connection with the preparation of the Opinion, we have made assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party. We believe these assumptions to be reasonable with respect to Paramount and the industry in which it operates.

We have assumed that all of the Debenture Amendments will be effected as proposed by Paramount in the Debenture Materials without variation. We have also assumed that the Debenture Amendments to be proposed by Paramount will be in substantially the same form as presented in the draft Consent Solicitation Materials reviewed by us. We are not expressing any opinion as to the prices at which the Amended Debentures or the Debentures may trade if the Debenture Amendments are, or are not, effected (as the case may be).

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This Opinion is effective on the date hereof and National Bank Financial disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion that may come or be brought to National Bank Financial’s attention after the date hereof. Without limiting the foregoing, if there is any material change (as such term is defined in the Securities Act (Ontario)) in any fact or matter affecting this Opinion after the date hereof, National Bank Financial reserves the right to change, modify or withdraw this Opinion. We believe that our analyses must be considered as a whole and that selecting portions of our analyses or the factors considered by us, without considering all factors and analyses together, could create a misleading view of the process underlying this Opinion. This Opinion is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

This Opinion is not to be construed as a recommendation to any Debentureholder as to whether or not to vote for or against the Debenture Amendments.

Conclusion

Based upon and subject to the foregoing, we are of the opinion that as of the date hereof the Debenture Amendments, if adopted in their entirety, are fair, from a financial point of view, to (a) in the case of the Debenture Amendments applicable to the 2010 Debentures, the holders of the 2010 Debentures; and (b) in the case of the Debenture Amendments applicable to the 2011 Debentures, the holders of the 2011 Debentures.

Yours very truly,

NATIONAL BANK FINANCIAL INC.

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If you have any questions about the information contained in this document or require assistance in completing the Written Consent and Form of Proxy, please contact the Proxy Solicitation Agent:

North American Toll Free Phone:

1-888-518-1558

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361

Toronto, Ontario M5X 1E2

Banks and Brokerages: 416-867-2272

Email: contactus@kingsdaleshareholder.com

Toll Free Facsimile: 1-866-545-5580

Computershare Trust Company of Canada 100 University Avenue 11th Floor, South Tower Toronto, Ontario M5J 2Y1	National Bank Financial Inc. 130 King Street West Suite 3200, P.O. Box 21 Toronto, Ontario M5X 1J9

WRITTEN CONSENT AND FORM OF PROXY

SOLICITED BY THE MANAGEMENT OF PARAMOUNT ENERGY TRUST

This Written Consent and Form of Proxy is to be completed by holders (“Debentureholders”) of the 6.25% convertible unsecured subordinated debentures due June 30, 2010 (the “2010 Debentures”) and the 6.25% convertible unsecured subordinated debentures due April 30, 2011 (the “2011 Debentures” and, together with the 2010 Debentures, the “Debentures”) of Paramount Energy Trust (the “Trust”).

IF THIS WRITTEN CONSENT AND FORM OF PROXY IS COMPLETED BY HOLDERS OF AT LEAST 66 2/ 3% OF THE PRINCIPAL AMOUNT OF EACH OF THE 2010 DEBENTURES AND THE 2011 DEBENTURES PRIOR TO THE MEETING (THE “DEBENTUREHOLDER MEETING”) OF DEBENTUREHOLDERS SCHEDULED TO BE HELD ON NOVEMBER 13, 2009, THE TRUST WILL CANCEL THE DEBENTUREHOLDER MEETING.

The undersigned, being a holder of 2010 Debentures and/or 2011 Debentures, hereby, with respect to all of the Debentures held by the undersigned:

[MARK ONLY ONE OF THE FOLLOWING THREE BOXES.]

☐ CONSENTS TO/VOTES FOR

or

☐ WITHHOLDS CONSENT TO/VOTES AGAINST

or

☐ ABSTAINS FROM CONSENTING TO/VOTING FOR

the extraordinary resolution (the “Debentureholder Resolution”) in the form attached as Appendix “A” to the management information circular dated October 15, 2009 (the “Circular”), approving certain amendments to the trust indenture dated August 10, 2004 among the Trust, Paramount Energy Operating Corp. (the “Administrator”) and Computershare Trust Company of Canada (the “Debenture Trustee”), the first supplemental trust indenture thereto dated April 26, 2005 and the second supplemental trust indenture thereto dated April 6, 2006 governing the Debentures and the authorization of the Debenture Trustee to execute the supplemental trust indenture embodying such amendments, which supplemental trust indenture shall be substantially in the form attached as Appendix “B” to the Circular, all as more particularly described in the Circular.

If the Debentureholder Meeting proceeds as outlined in the Circular, the undersigned hereby appoints Susan L. Riddell Rose, or failing her, Clayton H. Riddell, both directors of the Administrator, of Calgary, Alberta, or instead of the foregoing,                                          of                                          as proxyholder, with power of substitution, to attend, to act and to vote for and on behalf of the undersigned at the Debentureholder Meeting, and at any adjournments thereof and on every poll that may take place thereat, in the same manner, to the same extent and with the same power as if the undersigned were present at the Debentureholder Meeting and without restricting the general authorization and power hereby conferred, the designee named above is specifically instructed to vote the Debentures to which this Written Consent and Form of Proxy relates as indicated in the paragraph above.

The undersigned instructs the person herein designated as proxyholder to act on the foregoing matters as directed. In the absence of any such direction the Debentures will be voted for the Debenture Resolution, as more particularly described in the Information Circular. The undersigned hereby confers on the designee named herein discretionary authority with respect to amendments to or variations of the matters outlined above and with respect to matters other than those listed in the accompanying Notice of Serial Meeting of Debentureholders that may properly be brought before the Debentureholder Meeting. The undersigned hereby revokes any Written Consent or Form of Proxy previously given for purposes of the Debentureholder Meeting in respect of Debentures held by the undersigned.

DATED this day of , 2009.

Signature of Debentureholder

Please Print Name

INSTRUCTIONS FOR SIGNING AND DEPOSIT

Appointment of Proxy Holder

A holder of Debentures has the right to appoint a person (who need not be a Debentureholder) other than Susan L. Riddell Rose or Clayton H. Riddell to attend and act on behalf of such holder of Debentures at the Debentureholder Meeting or any adjournment thereof. To exercise this right the holder of Debentures must: (i) cross out the names of Susan L. Riddell Rose or Clayton H. Riddell in the opening paragraph of this Written Consent and Form of Proxy and insert the name and municipality of residence of the other person in the blank space provided above; or (ii) complete another appropriate form of proxy.

Deposit

In order for this Written Consent and Form of Proxy to be valid, it must be deposited at Computershare Trust Company of Canada, 100 University Avenue, 11th Floor, South Tower, Toronto, Ontario M5J 2Y1, Attention: Proxy Department, as soon as practicable and in any event no later than 4:30 p.m. (Calgary time) on November 11, 2009 or on the second to last business day prior to the time fixed for any adjournment of the Debentureholder Meeting.

Date and Signing

This Written Consent and Form of Proxy must be dated and signed by the holder of Debentures or such holder’s duly authorized attorney or if such holder is a corporation by a duly authorized officer (a copy of such authorization should accompany this Written Consent and Form of Proxy; persons signing as executors, administrator, trustees, etc. should so indicate). If this Written Consent and Form of Proxy is not dated, it will be deemed to bear the date on which it was mailed to the holder of Debentures.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

See the Exhibit Index to this Form CB.

PART III

CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed by Paramount Energy Trust concurrently with the filing of this Form CB.

Any change in the name or address of the agent for service of process of Paramount Energy Trust shall be promptly communicated to the Securities and Exchange Commission by an amendment to the Form F-X.

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of October 20, 2009.

PARAMOUNT ENERGY TRUST
By its administrator, Paramount Energy Operating Corp.

By:	/s/ CAMERON R. SEBASTIAN
Name:	Cameron R. Sebastian
Title:	Vice President, Finance & Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

1.1	Investor Presentation, dated October 2009